MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      You should read the following discussion and analysis of the financial condition and the results of operations of Celanese together with Celanese's Consolidated Financial Statements and the notes to those financial statements, which were prepared in accordance with U.S. GAAP.

      Investors are cautioned that the forward-looking statements contained in this section involve both risk and uncertainty. Several important factors could cause actual results to differ materially from those anticipated by these statements. Many of these statements are macroeconomic in nature and are, therefore, beyond the control of management. See "Forward-Looking Statements May Prove Inaccurate" located at the end of this section.

BASIS OF PRESENTATION

     On October 22, 1999, the effective date of the demerger, Celanese was formed through the demerger of the principal industrial chemicals businesses and some other businesses and activities from Hoechst AG ("Hoechst"). Hoechst distributed all of the outstanding shares of Celanese to existing Hoechst shareholders.

     The Consolidated Financial Statements reflect, for the periods indicated, the financial condition, results of operations and cash flows of Celanese and majority owned subsidiaries over which Celanese exercises control as well as a special purpose entity which is a variable interest entity where Celanese is deemed the primary beneficiary (See discussion below for Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 46, Consolidation of Variable Interest Entities). The Consolidated Financial Statements also have been presented to show separately the effects of discontinued operations. See "--Summary of Consolidated Results -- 2003 Compared with 2002 -- Discontinued Operations for the Years Ended December 31, 2003, 2002 and 2001."

     The financial condition, results of operations and cash flows of Celanese have been, and may in the future be, affected by special charges. Special charges include provisions for restructuring, asset impairments and other unusual expenses and income incurred outside the ordinary course of business. Special charges totaled $5 million of expense in 2003, $5 million of income in 2002 and $416 million of expense in 2001. For a further discussion of special charges, see "--Summary by Business Segment -- 2003 Compared with 2002 -- Special Charges," "--Summary of Consolidated Results -- 2003 Compared with 2002 -- Special Charges," "--Summary by Business Segment -- 2002 Compared with 2001 -- Special Charges" and "--Summary of Consolidated Results -- 2002 Compared with 2001 -- Special Charges."

     On October 1, 2003, Celanese and Degussa AG completed the combination of their European oxo businesses. Celanese contributed net assets with a carrying value of $12 million for a 50% interest in the joint venture. Celanese has accounted for its ownership interest using the equity method.

     In the fourth quarter of 2003, Celanese realigned its business segments to reflect a change of how Celanese manages the business and assesses performance. This change resulted from recent transactions, including divestitures and the formation of a joint venture. A new segment, Chemical Products, has been introduced and consists primarily of the former Acetyl Products and Chemical Intermediates segments. In addition, legacy pension and other postretirement benefit costs associated with previously divested Hoechst businesses are reflected as part of Other Activities. Historically, these costs were allocated to the business segments. Prior year amounts have been reclassified to conform to the current year presentation.

     Celanese adopted Statement of Financial Accounting Standards ("SFAS") No. 143, Accounting for Asset Retirement Obligations, on January 1, 2003. The Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred. The liability is measured at the discounted fair value and is adjusted to its present value in subsequent periods as accretion expense is recorded. The corresponding asset retirement costs are capitalized as part of the carrying amount of the related long-lived asset and depreciated over the asset's useful life. On January 1, 2003, Celanese recognized transition amounts for existing asset retirement obligation liabilities, associated capitalized costs and accumulated depreciation. Prior to the adoption of SFAS No. 143, Celanese had $33 million of post closure liabilities included within environmental liabilities. As provided under SFAS No. 143, such amounts were reversed, and $39 million of asset retirement obligations were established. As a result, an after-tax transition charge of $1 million was recorded as a cumulative effect of changes in accounting principles. The ongoing expense on an annual basis resulting from the initial adoption of SFAS No. 143 is not material. The effect of the adoption of SFAS 143 on pro forma net income and pro forma earnings per share for prior periods presented is not material.

     In January 2003, and subsequently revised in December 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities and FIN No. 46 Revised (collectively "FIN No. 46"). FIN No. 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidation of Financial Statements" requiring the consolidation of certain variable interest entities ("VIEs") which are defined as entities having equity that is not sufficient to permit such entity to finance its activities without additional subordinate financial support or whose equity holders lack certain characteristics of a controlling financial interest. Celanese deemed to be the primary beneficiary is required to consolidate the VIE. FIN No. 46 requires VIEs that meet the definition of a special purpose entity to be consolidated by the primary beneficiary as of December 31, 2003. For VIEs that do not meet the definition of a special purpose entity, consolidation is not required until March 31, 2004; however, expanded disclosure is required at December 31, 2003. Celanese has not identified any VIEs other than the VIE disclosed below.

     At December 31, 2003, Celanese recorded $44 million of additional assets and liabilities from the consolidation of a special purpose entity associated with an operating lease. The consolidation of this entity did not have a material impact on Celanese's results of operations and cash flows for the first quarter of 2004 and is not expected to have a material impact on Celanese's future results of operations and cash flows.

     The European Commission announced a decision on October 1, 2003 regarding antitrust matters in the sorbates industry. The commission concluded that Hoechst and other producers operated a cartel between 1979 and 1996. Hoechst was fined E99 million ($115 million) related to this matter. In accordance with the demerger agreement between Hoechst and Celanese, which became effective October 1999, Celanese, successor to Hoechst's sorbates business, was assigned the obligation related to this matter. However, Hoechst agreed to indemnify Celanese for 80 percent of payments for such obligations. Expenses related to this matter are recorded gross of any such recoveries from Hoechst while the recoveries from Hoechst, which represent 80 percent of such expenses, are recorded directly to shareholders' equity, net of tax, as a contribution of capital. Considering this accounting treatment and a previously recorded reserve of $16 million, Celanese recorded in 2003 a special charge of $95 million and a related contribution of capital of $44 million, net of tax. Hoechst appealed the ruling in December 2003. Payment of the obligation is deferred pending a ruling on the appeal.

FIRST QUARTER 2004 DEVELOPMENTS

     In the first quarter, Celanese completed the divestiture of the acrylates business to The Dow Chemical Company ("Dow"). Having started with the organizational redesign of the Ticona business, Celanese has extended its review to include the Chemical Products segment as well as the corporate and shared services organizations and expects to incur expenses relating to these optimization efforts later this year.

     Chief Executive Officer Claudio Sonder announced his intention to retire when his contract expires at the end of October. David Weidman, vice chairman and chief operating officer, was named to succeed him. Perry Premdas, chief financial officer, announced his plans to leave Celanese when his contract expires at the end of October. A search is underway for his successor.

     In response to greater demand for Ticona's technical polymers, Celanese announced two projects to expand manufacturing capacity. Ticona plans to increase production of polyacetal in North America by about 20%, raising total capacity to 102,000 tons per year at Celanese's Bishop, Texas facility by the end of 2004. Fortron Industries, a joint venture of Ticona and Kureha Chemicals Industries, plans to increase the capacity of its Fortron polyphenylene sulfide plant in Wilmington, North Carolina, by 25% by the end of 2005. In Chemical Products, site preparation and procurement activities related to the construction of the acetic acid plant in Nanjing, China continue, with anticipated start-up in 2006.

      On December 16, 2003, BCP Crystal Acquisition GmbH & Co. KG ("BCP"), a German limited partnership controlled by a group of investor funds advised by The Blackstone Group, announced its intention to launch a voluntary public offer to acquire all of the outstanding shares, excluding treasury shares, of Celanese AG for a price of E32.50 per share, without interest.

      On April 1, 2004, BCP announced that the minimum acceptance conditions for the offer had been met. Following the expiry of the acceptance period on March 29, 2004, and the subsequent acceptance period from April 4 through April 19, 2004, 84.3% of the outstanding shares of Celanese AG had been tendered.

      Following the completion of the tender offer, Celanese submitted filings with the New York Stock Exchange ("NYSE") and the U.S. Securities and Exchange Commission to delist Celanese AG shares from the NYSE. In addition, the Board of Management of Celanese AG authorized the taking of all necessary actions to enter into a domination and profit and loss transfer agreement with BCP. This agreement will provide for minority shareholders to receive a fixed guaranteed dividend or fair cash compensation for their shares as determined according to German law. The agreement is subject to approval by Celanese's Supervisory Board and the affirmative vote of at least 75% of the share capital represented at an extraordinary shareholders' meeting of Celanese, expected to convene in the third quarter of 2004.

      In connection with the tender offer, Celanese Americas Corporation ("CAC"), a wholly owned subsidiary of Celanese, became a party to credit facilities whereby substantially all of the assets of CAC and its U.S. subsidiaries, as well as 65% of the shares of foreign subsidiaries directly owned by CAC are pledged and/or mortgaged as collateral to third party lenders. CAC and its U.S. subsidiaries have access to approximately $608 million under these credit facilities. CAC also borrowed $161 million from BCP Caylux Holdings Luxembourg S.C.A. ("Caylux"), an indirect parent of BCP, at a variable rate, and repaid $175 million of Celanese's variable rate debt, scheduled to mature in 2005 and 2008. Celanese cancelled its committed commercial paper backup facilities and revolving credit lines and will be required to replace $72 million of existing letters of credit by June 30, 2004. Currently, Celanese does not have the ability to sell trade receivables into the receivable securitization program.

      In addition, BCP has committed to fund $463 million related to certain pension obligations of Celanese.

      Under U.S. tax law, a change in shareholder ownership of more than 50 percentage points results in an annual limitation applied against the utilization of the tax net operating loss ("NOL") carryforwards of Celanese's U.S. subsidiaries. Consequently, as a result of the BCP acquisition, a material portion of the U.S. NOL carryforwards may expire unutilized. At this time, management lacks sufficient information to calculate this limitation in order to determine how much of the NOL carryforward may expire unutilized. At December 31, 2003, Celanese had recorded a net tax asset attributable to the U.S. NOL tax carryforwards of approximately $165 million.


MAJOR EVENTS IN 2003

     In 2003, Celanese took major steps to enhance the value of its businesses, invest in new production capacity in growth areas, reduce costs and increase productivity.

    Optimizing the Portfolio

    o Agreed to sell its acrylates business to Dow as part of its strategy to focus on core businesses; transaction completed in February 2004

    o Completed the joint venture of its European oxo businesses with Degussa

    o Sold its nylon business to BASF.

    Investing in Growth Areas

    o Received governmental approval and began preparations to build a world-scale acetic acid plant in China, the world's fastest growing market for acetic acid and its derivatives

    o Announced agreement with China National Tobacco Corporation to double capacities of three acetate tow plants in China, in which Celanese owns a 30% share

    o Brought on stream the Estech GmbH joint venture plant to produce neopolyol esters at Oberhausen, Germany, to supply the growing specialty lubricants markets in Europe, Africa and the Middle East

    o Announced plans to expand its GUR ultra high molecular weight polyethylene plant in Oberhausen, Germany, by 10,000 tons, increasing total worldwide capacity by 17% in the second half of 2004

    o Broke ground with Asian partners for a new investment in a polyacetal plant in China, the world's highest growth market for engineering plastics.

    Reducing Costs and Increasing Productivity

    o Agreed to source methanol from Southern Chemical Corporation in 2005 under a multi-year contract expected to reduce significantly overall exposure to U.S. Gulf Coast natural gas volatility

    o Initiated measures to redesign Ticona's organization, reduce costs and increase productivity

    o Achieved significant cost savings from completion of Focus and Forward restructuring programs

    o Intensified use of Six Sigma and other productivity tools throughout the organization to reduce costs and generate additional revenue

    o Began implementation of a Company-wide SAP platform to reduce administrative costs by eliminating complexity in information systems and to provide for ongoing improvement in business processes and service

    o Completed a new, more efficient plant for synthesis gas, a primary raw material used at the Oberhausen, Germany site.

FINANCIAL HIGHLIGHTS

                                              QUARTER ENDED MARCH 31,                  YEAR ENDED DECEMBER 31,
                                          -------------------------------- -----------------------------------------------
                                               2004             2003              2003            2002           2001
                                          -------------- ----------------- ----------------- -------------- --------------
                                                           (IN MILLIONS, EXCEPT SHARE AND PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net sales ...............................  $     1,243      $    1,137        $    4,603      $     3,836    $     3,970
Cost of sales ...........................       (1,019)           (936)           (3,884)          (3,152)        (3,378)
Special charges .........................          (28)             (1)               (5)               5           (416)
Operating profit (loss) .................           35              71               117              192           (386)
Earnings (loss) from continuing
 operations before tax and minority
 interests ..............................           63              94               202              203           (388)
Earnings (loss) from continuing
 operations .............................           44              63               142              136           (293)
Earnings (loss) from discontinued
 operations .............................           23              (7)                6               27            (52)
Cumulative effect of changes in
 accounting principles ..................           --              (1)               (1)              18             --
Net earnings (loss) .....................           67              55               147              181           (345)
Weighted average shares -- diluted ......   49,712,421      49,817,234        49,457,145       50,329,346     50,331,847
                                           ===========      ==========        ==========      ===========    ===========
Earnings (loss) per common share --
 diluted:
 from continuing operations .............  $      0.89      $     1.26        $     2.87      $      2.70    $     (5.82)
 from discontinued operations ...........         0.46           (0.14)             0.12             0.54          (1.03)
 from cumulative effect of changes
   in accounting principles .............           --           (0.02)            (0.02)            0.36             --
                                           -----------      ----------        ----------      -----------    -----------
 net earnings (loss) ....................  $      1.35      $     1.10        $     2.97      $      3.60    $     (6.85)
                                           ===========      ==========        ==========      ===========    ===========

                                                                          AS OF DECEMBER 31,
                                             AS OF MARCH 31,   ------------------------------------------
                                                  2004               2003           2002         2001
                                            ----------------   ---------------   ---------   ------------
                                                                (IN MILLIONS)
BALANCE SHEET DATA:
Trade receivables, net -- third party
 and affiliates .........................        $  798             $  722        $  666        $  536
Plus: Inventories .......................           507                517           514           473
Less: Trade payables -- third party
 and affiliates .........................           599                590           572           520
                                                 ------             ------        ------        ------
Trade working capital ...................        $  706             $  649        $  608        $  489
                                                 ======             ======        ======        ======
Short-term borrowings and current
 installments of long-term debt --
 third party and affiliates .............        $  279             $  148        $  204        $  235
Plus: Long-term debt ....................           308                489           440           540
                                                 ------             ------        ------        ------
Total debt ..............................           587                637           644           775
Less: Cash and cash equivalents .........            93                148           124            40
                                                 ------             ------        ------        ------
Net debt ................................        $  494             $  489        $  520        $  735
                                                 ======             ======        ======        ======
Total assets ............................        $6,607             $6,819        $6,423        $6,225
Shareholders' equity ....................         2,616              2,587         2,102         1,947

                                                 QUARTER ENDED                        YEAR ENDED
                                                    MARCH 31,                         DECEMBER 31,
                                          -----------------------------   ------------------------------------
                                               2004            2003          2003        2002         2001
                                          -------------   -------------   ---------   ---------   ------------
                                                    (IN MILLIONS, EXCEPT PERCENTAGES)
OTHER DATA:
Depreciation and amortization .........       $72             $70          $  294      $  247       $   326
Operating margin(1) ...................       2.8%            6.2%            2.5%        5.0%         -9.7%
Earnings (loss) from continuing
 operations before tax and minority
 interest as a percentage of net
 sales ................................       5.1%            8.3%            4.4%        5.3%         -9.8%
Asset turnover(2) .....................       N/A             N/A            69.5%       60.7%         59.5%
Return on equity(3) ...................       N/A             N/A             6.3%        8.9%        -15.0%
Return on assets(4) ...................       N/A             N/A             3.8%        4.1%         -4.7%

----------
(1)   Defined as operating profit (loss) divided by net sales.

(2) Defined as net sales divided by the average of total assets, at the beginning and end of the year.

(3) Defined as net earnings (loss) divided by the average of total shareholders' equity, at the beginning and end of the year.

(4) Defined as earnings (loss) from continuing operations before interest expense, tax and minority interests divided by the average of total assets, calculated using total assets as of the beginning and end of the year.


OVERVIEW -- FIRST QUARTER 2004 COMPARED WITH FIRST QUARTER 2003

     In the first quarter of 2004, all of Celanese's businesses experienced strong volume growth compared to the same quarter last year. Celanese benefited from stepped up activity in some of its markets, such as electrical/electronics, new applications for technical polymers and food ingredients, and tight supply conditions in the acetyl products markets. Operating profit declined, however, due to higher raw material and energy costs, special charges and the absence of income from stock appreciation rights, which were partially offset by favorable currency effects.

     As a result of these factors, earnings from continuing operations were $44 million, or $0.89 per share, compared to $63 million, or $1.26 per share, in the comparable period in 2003. Net earnings increased to $67 million, or $1.35 per diluted share, from $55 million, or $1.10 per share, due to earnings of $23 million from discontinued operations resulting mainly from the sale of the acrylates business.

     Operating profit declined to $35 million from $71 million in the same quarter last year. Costs for most raw materials, especially natural gas, rose during the quarter. Price increases in the Chemical Products segment were offset by decreases in the other segments. We recorded $28 million of special charges largely relating to fees for advisory services associated with the tender offer. Operating profit in the first quarter of 2003 benefited from $18 million of income associated with stock appreciation rights.

     Net sales increased 9% to $1,243 million due to volume increases and favorable currency effects, resulting mainly from the stronger euro versus the U.S. dollar. Volume increases were particularly strong in the Acetate Products and Technical Polymers Ticona segments. These factors were partially offset by the transfer of the European oxo business to a joint venture in the fourth quarter of 2003.

     Earnings from continuing operations before tax and minority interests declined to $63 million from $94 million in the same period last year due to lower operating profit.

     Trade working capital increased by 9% to $706 million from $649 million in the fourth quarter last year. The increase was largely the result of higher trade receivables resulting from stronger sales during the first quarter of 2004 compared to the fourth quarter of 2003. Inventory remained relatively flat and trade payables increased slightly.

OVERVIEW -- 2003 COMPARED WITH 2002

     In a global business environment characterized by higher raw material and energy costs and modest growth, Celanese achieved full year 2003 net earnings of $147 million, or $2.97 per share, compared to net earnings of $181 million, or $3.60 per share, for 2002. Earnings from continuing operations increased to $142 million, or $2.87 per share in 2003 compared to $136 million, or $2.70 per share in 2002. Earnings from continuing operations excludes the results of the nylon and the majority of the acrylates businesses, which were divested on December 31, 2003 and February 1, 2004, respectively, and are included in earnings (loss) from discontinued operations. Net sales increased to $4.6 billion in 2003 from $3.8 billion in 2002 due to price and volume increases and favorable currency movements.

     Earnings from continuing operations before tax and minority interests declined slightly to $202 million in 2003 compared to $203 million in 2002, mainly on higher costs for raw materials and energy and increased expense for stock appreciation rights. This decrease was mainly offset by higher pricing, particularly in the Chemical Products segment, increased volumes in all segments, cost reductions, productivity improvements and favorable currency movements. Additional offsetting favorable adjustments included greater earnings from affiliates, mainly in Asia, increased interest and income from insurance companies and the demutualization of an insurance provider, as well as the addition of the emulsions business acquired at the end of 2002.

     Although Celanese recorded special charges of only $5 million, special charges significantly affected the operating results of the Technical Polymers Ticona and Performance Products segments in 2003. Ticona's operating profit benefited from income of $107 million from insurance recoveries related to the plumbing cases. The insurance recoveries more than offset special charges related to Ticona's organizational redesign efforts and the closing of a facility in the United Kingdom. Performance Products' operating profit was burdened by $95 million in special charges relating to a European Commission decision to fine Hoechst E99 million ($115 million) for antitrust matters in the sorbates industry that occurred prior to the demerger.

     Segment net sales in 2003 increased 21% compared to 2002 due to the inclusion of the emulsions business acquired at year-end 2002 (+8%), favorable currency effects (+5%) and higher pricing (+5%) and volumes (+4%). These increases were partly offset by the transfer of the European oxo business to a joint venture in the fourth quarter 2003 (-1%). Operating profit declined by 39% to $117 million in 2003 compared to $192 million in 2002. This decline reflected increased raw material and energy costs, as well as higher expense for stock appreciation rights and special charges discussed below. These factors outweighed increased pricing in the Chemical Products and Acetate Products segments, higher volumes in all segments, particularly in Ticona and Performance Products, cost reductions, productivity improvements, increased income from the captive insurance companies and the addition of the emulsions business.

     In the Chemical Products segment, the contribution from the emulsions business, favorable currency movements and cost reductions were outweighed by higher energy costs and an increase in stock appreciation rights expense. Overall in 2003, increased selling prices offset higher raw material costs, although pricing outpaced raw material costs in the first half of the year and lagged in the second half. In Acetate Products, increased pricing and volumes as well as productivity gains only partially offset higher raw material and energy prices. Increased demand led to volume improvements in the Ticona segment on the development of new applications and entry into new markets, partially offset by organizational redesign costs. Volume increases for Performance Products' Sunett sweetener were offset by lower pricing for Sunett and sorbates.

     Celanese reduced its net debt by 6% to $489 million as of December 31, 2003 compared to $520 million as of December 31, 2002. The decrease primarily represents the net repayment of $68 million of debt offset by the addition of $38 million of debt related to the consolidation of a variable interest entity under FIN 46. Trade working capital increased to $649 million at December 31, 2003 from $608 million at December 31, 2002. This increase is primarily related to favorable foreign currency effects as lower payables more than offset the reduction in inventory resulting from the high levels at the end of 2002, resulting from advance purchases of wood pulp in the Acetate Products segment, a key raw material, caused by the shutdown of a major supplier. Operating cash flow benefited by $180 million relating to the effects of hedging of currency exposure on intercompany funding of operations in U.S. dollars, compared to approximately $95 million in 2002. Benefit obligations decreased by $106 million to $1,165 million in 2003 from $1,271 million primarily due to an increase in the fair value of plan assets, contributions, payments and a plan amendment related to the U.S. postretirement medical plan. These factors were partially offset by the effects of a decrease in the discount rate.

     In 2003, Celanese took major steps to concentrate on its core businesses. In September, Celanese reached an agreement, pending approval, to sell its acrylates business to Dow. The transaction was completed on February 1, 2004. On October 1, European Oxo GmbH, Celanese's oxo chemicals joint venture with Degussa, began operations. The joint venture is expected to enable the businesses to compete more effectively in an oversupplied industry.

     Celanese streamlined its manufacturing operations and administrative functions, mainly in the Chemical Products and Ticona segments, and, as a result, recorded termination benefit expenses of $26 million in cost of sales, primarily in the fourth quarter 2003. These measures are expected to continue and are estimated to result in expenses of approximately $27 million in 2004. Celanese also continued its use of Six Sigma, a powerful tool to increase efficiency and generate additional revenue.

     During 2003, Ticona started a redesign of its operations. These efforts resulted in special charges of $12 million related to termination benefit expenses. In 2004, costs related to the redesign are expected to be $5 million to $10 million per quarter, of which approximately $1 million per quarter will be recorded in special charges.

SELECTED DATA BY BUSINESS SEGMENT -- QUARTERLY RESULTS

                                          QUARTER ENDED MARCH 31,
                                           ---------------------      CHANGE
                                             2004         2003         IN %
                                            ------       ------       ------
                                            (IN MILLIONS, EXCEPT PERCENTAGES)
NET SALES
Chemical Products ......................    $  818       $  767            7%
Acetate Products .......................       172          142           21
Technical Polymers Ticona ..............       227          196           16
Performance Products ...................        44           41            7
                                            ------       ------       ------
 Segment Total .........................     1,261        1,146           10
Other Activities .......................        11           11           --
Intersegment Eliminations ..............       (29)         (20)          45
                                            ------       ------       ------
 Total Net Sales .......................    $1,243       $1,137            9%
                                            ======       ======       ======
SPECIAL CHARGES
Chemical Products ......................    $   (1)      $   (1)           0%
Acetate Products .......................        --           --           --
Technical Polymers Ticona ..............        (1)          --         n.m.
Performance Products ...................        --           --           --
                                            ------       ------       ------
 Segment Total .........................        (2)          (1)         100
Other Activities .......................       (26)          --         n.m.
                                            ------       ------       ------
 Total Special Charges .................    $  (28)      $   (1)        >100%
                                            ======       ======       ======
OPERATING PROFIT (LOSS)
Chemical Products ......................    $   47       $   50           -6%
Acetate Products .......................         9            2         >100
Technical Polymers Ticona ..............        31           21           48
Performance Products ...................        11           12           -8
                                            ------       ------       ------
 Segment Total .........................        98           85           15
Other Activities .......................       (63)         (14)        >100
                                            ------       ------       ------
 Total Operating Profit (Loss) .........    $   35       $   71          -51%
                                            ======       ======       ======

                                                    QUARTER ENDED
                                                      MARCH 31,
                                                  -----------------
                                                                     CHANGE
                                                    2004     2003     IN %
                                                  -------- -------- --------
                                               (IN MILLIONS, EXCEPT PERCENTAGES)
EARNINGS (LOSS) FROM CONTINUING
OPERATIONS BEFORE TAX AND
MINORITY INTERESTS
Chemical Products ...............................  $  55    $  66      -17%
Acetate Products ................................      9        2     >100
Technical Polymers Ticona .......................     46       29       59
Performance Products ............................     11       12       -8
                                                   -----    -----    -----
 Segment total ..................................    121      109       11
Other Activities ................................    (58)     (15)    >100
                                                   -----    -----
 Total Earnings (Loss) from Continuing
  Operations Before Tax and
   Minority Interests ...........................  $  63    $  94      -33%
                                                   =====    =====    =====


SUMMARY BY BUSINESS SEGMENT -- FIRST QUARTER 2004 COMPARED WITH
  FIRST QUARTER 2003

Chemical Products

     Chemical Products' net sales increased by 7% to $818 million in 2004 from the comparable period last year as increased volumes (+5%), favorable currency movements (+5%) and higher selling prices (+2%) were partially offset and the effects of the transfer of the European oxo business into a joint venture (-4%) as well as the sale of the acrylates business in 2004 (-1%).

     Volumes and pricing for most acetyl products, particularly vinyl acetate monomer, increased in most regions, due to a competitor outage and stronger overall demand.

     Operating profit decreased to $47 million in the first quarter from $50 million in the same period last year. Higher volumes and selling prices as well as favorable currency effects were partially offset by increased raw material costs. Operating profit also declined due to spending associated with productivity initiatives, increased energy costs, the transfer of the European oxo business, as well as the absence of income from stock appreciation rights.

     Operating profit as a percentage of sales decreased to 5.7% from 6.5% in the same period a year ago.

     Earnings from continuing operations before tax and minority interests declined to $55 million compared to $66 million in the first quarter in 2003 due to lower dividends from a Saudi Arabian investment, equity loss from the European oxo joint venture and decreased operating profit.


Acetate Products

     Acetate Products' net sales in the first quarter of 2004 increased by 21% to $172 million compared to the first quarter of 2003 primarily due to higher volumes (+21%). Average pricing remained unchanged.

     Volumes grew on higher sales of tow, particularly to China. This increase more than offset slightly lower filament volumes, primarily in Mexico.

     Operating profit and earnings from continuing operations before tax and minority interests rose to $9 million compared to $2 million in the same period last year on higher volumes of tow as well as productivity gains. These increases more than offset higher raw material costs.

     Operating profit as a percentage of sales increased to 5.2% compared to 1.4% in the same period last year.


Technical Polymers Ticona

     Net sales for Ticona increased by 16% to $227 million compared to the first quarter of last year as higher volumes (+13%) and favorable currency movements (+8%) was partially offset by lower selling prices (-5%).

     Volumes increased in most business lines, particularly in polyacetal and Vectra liquid crystal polymers. Polyacetal volumes grew in North America and Europe on sales to new end uses and higher sales to the North American automotive market. Volumes for Vectra rose due to new commercial applications in North America and Europe and stronger sales to the electrical/electronics industry. Pricing declined as lower priced products constituted a higher percentage of sales and competitive pressure continued from Asian imports of polyacetal into North America.

     Operating profit increased to $31 million versus $21 million in the same period last year due to higher volumes, lower average production costs for Vectra, reduced spending partly resulting from the closure of the Telford, UK production facility in 2003 and favorable currency movements. These increases were partially offset by lower pricing, energy costs as well as the absence of $5 million of income from stock appreciation rights.

     Operating profit as a percentage of sales increased to 13.7% compared to 10.7% in the comparable quarter last year.

     Earnings from continuing operations before tax and minority interests increased to $46 million compared to $29 million in the same period in 2003. This increase resulted from the higher operating profit and improved equity earnings from Polyplastics and Fortron Industries due to increased sales volumes.


PERFORMANCE PRODUCTS

     Net sales for the Performance Products segment, which consists of the Nutrinova food ingredients business, increased by 7% to $44 million primarily due to favorable currency effects (+15%) and increased volumes (+7%). These factors were largely offset by price decreases (-15%).

     Pricing for Sunett sweetener declined on lower unit selling prices associated with higher volumes to major customers, an overall price decline in the high intensity sweetener market, and the anticipated expiration of the European and U.S. production patents in 2005.

     Increased Sunett volumes reflected strong growth from new and existing applications in the U.S. and European beverage and confectionary markets. In sorbates, pricing and volume pressure from Asian producers continued due to worldwide overcapacity. We expect these conditions for both products to continue throughout 2004.

     Operating profit and earnings from continuing operations before tax and minority interests declined to $11 million compared to $12 million in the same period last year, primarily due to lower pricing. Higher Sunett volumes and currency movements partly offset this decline.

     Operating profit as a percentage of net sales decreased to 25.0% from 29.3% in the comparable period last year.


OTHER ACTIVITIES

     Net sales for Other Activities remained flat at $11 million for the first quarter of 2004 compared to the same period last year.

     The operating loss of Other Activities increased to $63 million in the first quarter of 2004 compared to $14 million for the same period last year. This increase was primarily due to special charges of $26 million mainly related to advisory services associated with the tender offer. Also contributing to this decline were the absence of income from stock appreciation rights of $7 million.

SELECTED DATA BY BUSINESS SEGMENT -- ANNUAL RESULTS

                                                                     YEAR ENDED DECEMBER 31,
                                         -------------------------------------------------------------------------------
                                                    2003                       2002                      2001
                                         -------------------------- -------------------------- -------------------------
                                                           % OF                       % OF                      % OF
                                               $       SEGMENTS(1)        $       SEGMENTS(1)        $       SEGMENTS(1)
                                         ------------ ------------- ------------ ------------- ------------ ------------
                                                                (IN MILLIONS, EXCEPT PERCENTAGES)
NET SALES(2)
Chemical Products ......................    $3,065          66%        $2,419          63%        $2,522         63%
Acetate Products .......................       655          14            632          16            682         17
Technical Polymers Ticona ..............       762          16            656          17            632         16
Performance Products ...................       169           4            151           4            142          4
                                            ------          --         ------        ----         ------       ----
 Segment Total .........................     4,651         100%         3,858         100%         3,978        100%
                                                          ====                       ====                      ====
Other Activities .......................        49                         52                         75
Intersegment Eliminations ..............       (97)                       (74)                       (83)
                                            ------                     ------                     ------
 Total Net Sales .......................    $4,603                     $3,836                     $3,970
                                            ======                     ======                     ======
SPECIAL CHARGES(2)
Chemical Products ......................    $    1         (14)%       $    2         (50)%       $ (377)        91%
Acetate Products .......................        --          --             --          --            (44)        11
Technical Polymers Ticona ..............        87        n.m.             (6)        150              8         (2)
Performance Products ...................       (95)       n.m.             --          --             --         --
                                            ------        ----         ------        ----         ------       ----
 Segment Total .........................        (7)        100%            (4)        100%        $ (413)       100%
                                                          ====                       ====                      ====
Other Activities .......................         2                          9                         (3)
                                            ------                     ------                     ------
 Total Special Charges .................    $   (5)                    $    5                     $ (416)
                                            ======                     ======                     ======
OPERATING PROFIT (LOSS)(2)
Chemical Products ......................    $  137          59%        $  171          62%        $ (330)       103%
Acetate Products .......................        13           6             29          11            (24)         7
Technical Polymers Ticona ..............       122          54             26          10             (6)         2
Performance Products ...................       (44)        (19)            45          17             39        (12)
                                            -------       ----         ------        ----         ------       ----
 Segment Total .........................       228         100%           271         100%          (321)       100%
                                                          ====                       ====                      ====
Other Activities .......................      (111)                       (79)                       (65)
                                            ------                     ------                     ------
 Total Operating Profit (Loss) .........    $ (117)                    $  192                     $ (386)
                                            ======                     ======                     ======
EARNINGS (LOSS) FROM CONTINUING
 OPERATIONS BEFORE TAX AND
 MINORITY INTERESTS(2)
Chemical Products ......................    $  181          57%        $  184          60%        $ (300)       108%
Acetate Products .......................        17           5             41          13            (12)         4
Technical Polymers Ticona ..............       167          52             38          12             (4)         1
Performance Products ...................       (44)        (14)            45          15             39        (14)
                                            ------        ----         ------        ----         ------       ----
 Segment Total .........................       321         100%           308         100%          (277)       100%
                                                          ====                       ====                      ====
Other Activities .......................      (119)                      (105)                      (111)
                                            ------                     ------                     ------
 Total Earnings (Loss) from
 Continuing Operations Before Tax
 and Minority Interests ................    $ (202)                    $  203                     $ (388)
                                            ======                     ======                     ======

----------
(1) The percentages in this column represent the percentage contribution of each segment to the total of all segments.

(2)   Derived from audited Consolidated Financial Statements.

n.m. = not meaningful

SUMMARY BY BUSINESS SEGMENT -- 2003 COMPARED WITH 2002


Chemical Products

     Net sales of Chemical Products rose 27% to $3,065 million in 2003 compared to $2,419 million in 2002, due to the full year effect of the emulsions business acquired at year-end 2002 (+12%), higher selling prices (+9%), favorable currency effects (+5%) as well as increased volumes (+2%). These increases were partly offset by the transfer of the European oxo business to a joint venture in the fourth quarter 2003 (-1%).

     Compared to 2002, selling prices in 2003 increased for major products, including acetic acid and vinyl acetate monomer, following the substantial rise in raw material costs, particularly natural gas, ethylene, and propylene. Volumes rose for acetic acid, particularly in Asia, as volumes were comparably higher due, in part, to an interruption in production in 2002. Vinyl acetate monomer volumes were higher in most regions, partly due to competitor outages, while volumes declined for polyvinyl alcohol in Asia and specialties mainly in Europe due to competitive pricing.

     Chemical Products had income from special charges of $1 million in 2003 and $2 million in 2002. The income recorded in 2003 and 2002 relate to favorable adjustments to previously recorded restructuring reserves that more than offset employee severance costs related to production facility closures.

     Operating profit decreased to $137 million in 2003 from $171 million in 2002. The contribution from the emulsions business, favorable currency movements and cost reductions were outweighed by higher energy costs and an increase in stock appreciation rights expense of $13 million. Termination benefit expenses of $14 million were recorded in cost of sales, primarily in the fourth quarter of 2003, related to the streamlining of manufacturing operations and administrative functions. Overall in 2003, increased selling prices offset higher raw material costs, although pricing outpaced raw material costs in the first half of the year and lagged in the second half.

     Operating profit as a percentage of sales declined to 4.5% in 2003 compared to 7.0% in 2002.

     Earnings (loss) from continuing operations before tax and minority interests declined to $181 million in 2003 compared to $184 million in 2002. This decline resulted from lower operating profit, partially offset by higher dividends from the Saudi Arabian methanol investment, primarily due to higher methanol pricing.


Acetate Products

     Net sales for the Acetate Products segment increased by 4% to $655 million in 2003 from $632 million in 2002 largely due to higher pricing (+2%) and higher volumes (+2%).

     Average pricing rose in 2003 as higher tow prices offset slightly lower filament prices. Volumes grew as higher demand for filament and flake more than offset slightly lower tow volumes, primarily in Europe and Africa. Despite a long-term trend of declining global demand for filament, volumes improved mainly due to higher demand from the U.S. fashion industry. Volumes of acetate flake, a primary raw material in acetate filament and tow production, also increased due to higher opportunistic sales in the merchant market.

     The Acetate Products segment recorded an operating profit of $13 million in 2003, compared to $29 million in 2002 as higher pricing and volumes, as well as productivity gains, only partially offset higher raw material and energy prices. The segment also incurred costs for transitioning to new wood pulp suppliers as a primary supplier closed its U.S. facility in 2003. Celanese is assessing its worldwide acetate production capacity, and it is probable that Celanese will close certain facilities in the latter half of this decade. As a result and in accordance with SFAS No. 143, the Acetate Products segment recorded a charge of $8 million, included within depreciation expense, related to these potential asset retirement obligations.

     Operating profit as a percentage of sales declined to 2.0% in 2003 compared to 4.6% in 2002.

     Earnings (loss) from continuing operations before tax and minority interests declined to $17 million in 2003 compared to $41 million in 2002. This decline resulted from lower operating profit and lower dividend income from investments in China, where earnings are being reinvested for capacity expansions.

Technical Polymers Ticona

     Net sales for Ticona increased by 16% to $762 million in 2003 from $656 million in 2002 as higher volumes (+11%) and favorable currency movements (+8%) were partly offset by lower selling prices (-3%).

     Volumes increased in most business lines, particularly in polyacetal and GUR ultra high molecular weight polyethylene. The global volume growth in polyacetals resulted from sales to new customers and end-uses. Volumes for GUR increased as the result of the commercialization of new applications in North America and Europe, as well as the exit of a major competitor in North America. Pricing declined on a higher percentage of sales from lower priced products and increased competitive pressure from Asian imports of polyacetal into North America.

     Ticona recorded income from special charges of $87 million in 2003 compared to expense of $6 million in 2002. The income in 2003 primarily resulted from insurance recoveries of $107 million associated with the plumbing cases, which was partially offset by restructuring charges for organizational redesign costs of $12 million and the closure of the Telford, UK, compounding facility of $8 million. The 2002 expense resulted from restructuring costs associated with the consolidation of manufacturing operations in Europe and the United States.

     Operating profit increased to $122 million in 2003 versus $26 million in 2002. Income from insurance recoveries, higher volumes, and reduced spending more than offset higher raw material and energy costs, lower pricing, and higher expense associated with stock appreciation rights of $13 million. Ticona continued to incur significant market development costs for cyclo-olefin copolymers in 2003. Termination benefit expenses of $9 million were recorded in cost of sales, primarily in the fourth quarter 2003, related to the streamlining of manufacturing operations and administrative functions.

     Operating profit as a percentage of sales increased from 4.0% in 2002 to 16.0% in 2003, which included the favorable effects of $107 million of income associated with the plumbing cases.

     Earnings (loss) from continuing operations before tax and minority interests increased to $167 million in 2003 compared to $38 million in 2002. This increase resulted from higher operating profit and higher equity earnings from Polyplastics, due to growth in the Chinese and Taiwanese economies in 2003, as well as interest income from insurance recoveries.


Performance Products

     Net sales for the Performance Products segment, which consists of the Nutrinova food ingredients business, increased by 12% to $169 million in 2003 from $151 million in 2002 due to favorable currency movements (+17%) and increased volumes (+6%), partially offset by price decreases (-11%).

     Pricing for Sunett sweetener declined on lower unit selling prices associated with higher volumes to major customers and the anticipated expiration of the European and U.S. production patents in 2005. Increased Sunett volumes reflected strong growth from new applications in the U.S. and European beverage and confectionary markets. In sorbates, pricing and volume pressure from Asian producers intensified during 2003 due to worldwide overcapacity. Celanese expects these conditions for both products to continue in 2004.

     Performance Products recorded special charges of $95 million in 2003, related to a decision by the European Commission on antitrust matters in the sorbates industry.

     Operating profit and earnings (loss) from continuing operations before tax and minority interests declined from $45 million in 2002 to a loss of $44 million in 2003, due to special charges and lower pricing. This decline was slightly offset by favorable currency movements, higher Sunett volumes, cost reductions and increased productivity.


 Other Activities

     Net sales for Other Activities decreased by 6% to $49 million in 2003 from $52 million in 2002, primarily reflecting slightly lower third party sales by the captive insurance companies.

     Other Activities recorded $2 million of income in special charges in 2003 compared to $9 million of income in 2002. The $2 million represented higher than expected collections of a note receivable. The $9 million of income in 2002 related to a reduction in environmental reserves due to a settlement of obligations associated with former Hoechst entities.

     The operating loss of Other Activities increased to $111 million in 2003 compared to $79 million in 2002. This increase was primarily the result of higher expense for stock appreciation rights of $27 million and lower income from special charges, offset by $17 million of increased income from the captive insurance companies mainly due to a reduction in loss reserves resulting from expired policies and actuarial revaluations.

     Earnings (loss) from continuing operations before tax and minority interests increased to a loss of $119 million in 2003 compared to a loss of $105 million in 2002. This decline resulted from higher operating losses partially offset by lower interest expense and higher interest and other income, net. Lower interest expense is primarily due to lower interest rates and currency translation effects as well as lower average debt levels. Higher interest and other income, net resulted primarily from income of $18 million from the demutualization of an insurance provider and the gain on sale of investments of $4 million, partially offset by expense of $14 million related to the unfavorable currency effects on the unhedged position of intercompany net receivables denominated in U.S. dollars.


SUMMARY OF CONSOLIDATED RESULTS -- FIRST QUARTER 2004 COMPARED WITH FIRST QUARTER 2003

Net Sales

     In the first quarter of 2004, net sales increased by 9% to $1,243 million compared to $1,137 million for the same period in 2003. This increase is primarily due to favorable currency effects relating mainly to the stronger euro versus the U.S. dollar in 2004 as well as volume increases in all the segments. These factors were partially offset by the transfer of the European oxo business to a joint venture in the fourth quarter of 2003.

Cost of Sales

     Cost of sales increased by $83 million to $1,019 million in the first quarter 2004 from $936 million in the comparable period last year, primarily reflecting higher raw materials costs, increased volumes and the effects of currency movements. The absence of the European oxo business partly offset these factors. Cost of sales as a percentage of net sales remained flat at 82%.

Selling, General and Administrative Expenses

     Selling, general and administrative expenses increased by $29 million to $137 million compared to $108 million for the same period last year. Unlike the first quarter of 2003, the comparable period in 2004 did not benefit from $16 million of income from stock appreciation rights. Unfavorable currency movements also contributed to this increase.

Special Charges

     Special charges of $28 million recorded in the quarter primarily represents expenses for advisory services related to the tender offer.

Operating Profit

     Operating profit declined in the first quarter of 2004 to $35 million compared to $71 million in the first quarter of 2003. The favorable effects of higher volumes and favorable currency movements were offset by higher raw material costs, special charges and the absence of income from stock appreciation rights. Operating profit also declined due to $10 million of spending associated with productivity initiatives, primarily in the Chemical Products segment. Stock appreciation rights had no effect on operating profit in the first quarter of 2004, as the share price remained relatively flat whereas in the first quarter of 2003, operating profit included $18 million of income as a result of a decline in the share price.

Interest Expense

     In the first quarter, interest expense decreased by $6 million to $6 million compared to $12 million for the same period in 2003 primarily due to lower average debt levels.

Other Income (Expense), Net

     Other income (expense), net decreased by $2 million to $17 million for the first quarter 2004 compared to $19 million for the comparable period last year. Dividend income remained flat at $14 million in the first quarter of 2004 compared to the same period in 2003.

Income Taxes

     Celanese recognized income tax expense of $19 million based on an annual effective tax rate of 30% in the first quarter of 2004 compared to $31 million based on an annual effective tax rate of 33% for the same period in 2003. The decrease in the annual effective tax rate is the result of higher than expected earnings in low tax jurisdictions.

Earnings (loss) from Discontinued Operations

     Earnings (loss) from discontinued operations increased by $30 million to earnings of $23 million for the first quarter 2004 compared to a loss of $7 million for the comparable period last year, reflecting primarily a $14 million gain and a $12 million tax benefit associated with the sale of the acrylates business in 2004. The tax benefit is mainly attributable to the utilization of a capital loss carryover benefit that had been previously subject to a valuation allowance.

Net Earnings

     Net earnings increased to $67 million, or $1.35 per diluted share, compared to net earnings of $55 million, or $1.10 per share, in the first quarter of 2003.

SUMMARY OF CONSOLIDATED RESULTS -- 2003 COMPARED WITH 2002

Net Sales

     Net sales increased by $767 million to $4,603 million in 2003 as compared to $3,836 million in 2002 due primarily to the full year effect of the emulsions business acquired at year-end 2002, favorable currency movements resulting from the strengthening of the euro versus the U.S. dollar as well as higher selling prices and volumes. Overall, all segments had an increase in net sales.

Cost of Sales

     Cost of sales increased by 23% to $3,884 million in 2003 compared with $3,152 million in 2002. Cost of sales as a percentage of net sales also increased to 84% in 2003 from 82% in 2002, reflecting significantly higher raw material and energy costs, partly offset by increased selling prices primarily in the Chemical Products segment.

Selling, General and Administrative Expenses

     Selling, general and administrative expenses increased by 14% to $510 million in 2003 from $446 million in 2002 primarily due to a $51 million increase in expenses for stock appreciation rights, unfavorable currency effects as well as the inclusion of the emulsions business. This increase was partially offset by cost reduction efforts.

Research and Development Expenses

     Research and development expenses increased by 37% to $89 million in 2003 from $65 million in 2002. This increase resulted primarily from currency movements, the inclusion of the emulsions business and expiration of cost sharing arrangements at Celanese Ventures during 2002. Research and development expenses as a percentage of sales increased to 1.9% for 2003 from 1.7% in 2002.

Special Charges

     Special charges include provisions for restructuring and other expenses and income incurred outside the normal course of ongoing operations. Restructuring provisions represent costs related to severance and other benefit programs related to major activities undertaken to redesign Celanese's operations, as well as costs incurred in connection with a decision to exit non-strategic businesses and the related closure of facilities. These measures are based on formal management decisions, establishment of agreements with the employees' representatives or individual agreements with the affected employees as well as the public announcement of the restructuring plan.

     The components of special charges for 2003, 2002 and 2001 were as follows:

                                                                       2003          2002         2001
                                                                   ------------   ----------   ----------
                                                                                (IN MILLIONS)
                                                                   --------------------------------------
   Employee termination benefits ...............................      $    18       $    8       $  112
   Plant/office closures .......................................            7            6           93
   Restructuring adjustments ...................................           (6)         (10)         (17)
                                                                      -------       ------       ------
     Total Restructuring .......................................           19            4          188
   Sorbates antitrust matters ..................................           95           --           --
   Plumbing actions ............................................         (107)          --          (28)
   Asset impairments ...........................................           --           --          261
   Third-party reimbursements of restructuring charges .........           --           (1)          (7)
   Other .......................................................           (2)          (8)           2
                                                                      -------       ------       ------
     Total Special Charges .....................................      $     5       $   (5)      $  416
                                                                      =======       ======       ======

     In 2003, Celanese recorded expense of $5 million in special charges, which consisted of $25 million of restructuring charges, $6 million of income from favorable adjustments to restructuring reserves that were recorded previously, and $14 million of income from other special charges. The $25 million of additions to the restructuring reserve included employee severance costs of $18 million and plant and office closure costs of $7 million. Within other special charges there was income of $107 million related to insurance recoveries associated with the plumbing cases, partially offset by $95 million of expenses for antitrust matters in the sorbates industry, primarily related to a decision by the European Commission.

     In 2003, the Chemical Products segment recorded employee severance charges of $4 million, which primarily related to the shutdown of an obsolete synthesis gas unit in Germany. There will be minimal additional costs in 2004 associated with the shutdown of this unit.

     Ticona started a redesign of its operations. Approximately 160 positions are expected to be reduced by 2005, as a result of the redesign. These plans included a decision to sell the Summit, New Jersey site and to relocate administrative and research and development activities to the existing Ticona site in Florence, Kentucky in 2004. As a result of this decision, Celanese recorded termination benefit expenses of $5 million in 2003. In addition to the relocation in the United States, Ticona has streamlined its operations in Germany, primarily through offering employees early retirement benefits under an existing employee benefit arrangement. As a result of this arrangement, Ticona recorded a charge of $7 million in 2003. Additional severance costs to be recorded in special charges, related to the redesign, are expected to be approximately $1 million per quarter in 2004.

     In addition, Ticona ceased its manufacturing operations in Telford, United Kingdom during 2003, based on a 2002 restructuring initiative to concentrate its European manufacturing operations in Germany. As a result, Ticona recorded contract termination costs and asset impairments totaling $7 million and employee severance costs of $1 million in 2003. The total costs of the Telford shutdown through 2003 are $12 million.

     The $6 million of income from favorable adjustments of previously recorded restructuring reserves consisted of a $1 million adjustment to the 2002 reserves, a $4 million adjustment to the 2001 reserves and a $1 million adjustment to the 1999 reserves. The adjustment to the 2002 reserve related to lower than expected costs related to the demolition of the GUR Bayport facility. The adjustment to the 2001 reserve was primarily due to the lower than expected decommissioning costs of the Mexican production facility. The adjustment to the 1999 reserve was due to lower than expected payments related to the closure of a former administrative facility in the United States.

     In 2002, Celanese recorded income from special charges of $5 million, which consisted of $14 million of restructuring charges, $10 million of income from favorable adjustments to previously recorded restructuring reserves, $1 million of income from reimbursements from third party site partners related to prior year initiatives, and $8 million of income from other special charges. The $14 million of restructuring charges included employee severance costs of $8 million and plant and office closure costs of $6 million.

     Project Focus, initiated in early 2001, set goals to reduce trade working capital, limit capital expenditures and improve earnings before interest, taxes, depreciation and amortization from programs to increase efficiency. Project Forward was announced in August 2001 and initiated additional restructuring and other measures to reduce costs and increase profitability. During 2002, Celanese recorded employee severance charges of $8 million, of which $3 million related to adjustments to the 2001 forward initiatives and $4 million for streamlining efforts of production facilities in Germany and the United States, and $1 million for employee severance costs in the polyvinyl alcohol business.

     Ticona recorded asset impairments of $4 million in 2002 related to a decision in 2002 to shutdown operations in Telford, United Kingdom in 2003. In addition, with the construction of a new and expanded GUR plant in Bishop, Texas, the GUR operations in Bayport, Texas, were transferred to a new facility. Decommissioning and demolition costs associated with the Bayport shutdown were $2 million.

     The $10 million of favorable adjustments of previously recorded restructuring reserves consisted of an $8 million adjustment to the 2001 reserves and a $2 million adjustment to the 2000 reserves. The 2001 adjustment was primarily due to lower than expected personnel and closure costs associated with the streamlining of chemical facilities in the United States, Canada, and Germany. The 2000 adjustment was due to lower than expected demolition costs for the Chemical Products production facility in Knapsack, Germany. The other special charges income of $8 million related to a reduction in reserves associated with settlements of environmental indemnification obligations associated with former Hoechst entities.

Foreign Exchange Gain (Loss)

     Foreign exchange gain (loss) decreased to a loss of $4 million in 2003 from a gain of $3 million in 2002. This change is primarily attributable to the strengthening of the Mexican peso and Canadian dollar against the U.S. dollar.

Operating Profit

     Operating profit declined to $117 million in 2003 compared to $192 million in 2002. The favorable effects of higher selling prices primarily in the Chemical Products segment, favorable currency movements, cost reductions, and income from insurance recoveries of $107 million in the Ticona segment, were offset by expenses of $95 million in the Performance Products segment related to antitrust matters, $12 million of organizational redesign costs at Ticona, increased stock appreciation rights expense as well as higher raw material and energy costs in most segments. Stock appreciation rights expense for 2003 was $59 million compared to $3 million in 2002. Celanese streamlined its manufacturing operations, mainly in the Chemical Products segment and, as a result, recorded termination benefit expenses, in cost of sales, of $26 million, primarily in the fourth quarter of 2003.

Equity in Net Earnings of Affiliates

     Equity in net earnings of affiliates increased to $35 million in 2003 from $21 million in 2002. This increase was mainly attributable to an increase in the earnings from Polyplastics, an investment held by the Ticona segment, partly due to growth in the Chinese and Taiwanese economies in 2003.

Interest Expense

     Interest expense decreased by 11% to $49 million in 2003 from $55 million in 2002. This decrease is primarily related to currency translation effects and lower interest rates as well as lower average debt levels.

Interest and Other Income, Net

     Interest and other income, net increased to $99 million in 2003 from $45 million in 2002, mainly due to interest of $20 million on insurance recoveries in the Ticona segment and other income of $18 million resulting from the demutualization of an insurance provider. These increases were partially offset by expense of $14 million related to the unfavorable currency effects on the unhedged position of intercompany net receivables denominated in U.S. dollars. Investments accounted for under the cost method contributed dividend income of $60 million and $39 million in 2003 and 2002, respectively. The increase in 2003 primarily resulted from higher dividends from the Saudi Arabian methanol investment on higher methanol pricing, which were slightly offset by lower dividend income from the Acetate Products investments in China, where earnings are being reinvested for capacity expansions. Interest income increased to $44 million in 2003 from $18 million in 2002, mainly due to the interest of $20 million on insurance recoveries in the Ticona segment.

Income Taxes

     Celanese recognized income tax expense of $60 million in 2003 compared to $67 million in 2002.

     The effective tax rate for Celanese in 2003 was 30 percent compared to 33 percent in 2002. In comparison to the German statutory rate, the 2003 effective tax rate was favorably affected by unrepatriated low-taxed earnings, favorable settlement of prior year (1996) taxes in the U.S., equity earnings from Polyplastics Co. Ltd., which are excluded from U.S. taxable income and utilization of a U.S. capital loss carryforward that had been subject to a valuation allowance. The effective tax rate was unfavorably affected in 2003 by dividend distributions from subsidiaries and writedowns of certain German corporate and trade tax benefits related to prior years.

     In comparison to the German statutory rate, the effective tax rate in 2002 was favorably affected by the utilization of certain net operating loss carryforwards in Germany, the release of certain valuation allowances on prior years' deferred tax assets, unrepatriated low-taxed earnings and a lower effective minimum tax burden in Mexico. The effective tax rate was unfavorably affected in 2002 by distributions of taxable dividends from certain equity investments and the reversal of a tax-deductible writedown in 2000 of a German investment.

Discontinued Operations for the Years Ended December 31, 2003, 2002 and 2001

     In September 2003, Celanese and Dow reached an agreement for Dow to purchase the acrylates business of Celanese. This transaction was completed in February 2004. Dow acquired Celanese's acrylates business line, including inventory, intellectual property and technology for crude acrylic acid, glacial acrylic acid, ethyl acrylate, butyl acrylate, methyl acrylate and 2-ethylhexyl acrylate, as well as acrylates production assets at the Clear Lake, Texas facility. In related agreements, Celanese will provide certain contract manufacturing services to Dow, and Dow will supply acrylates to Celanese for use in its emulsions production. The sale price, subject to purchase price adjustments, was $149 million. Simultaneously with the sale, Celanese repaid an unrelated obligation of $95 million to Dow. The acrylates business was part of Celanese's former Chemical Intermediates segment. As a result of this transaction, the assets, liabilities, revenues and expenses related to the acrylates product lines at the Clear Lake, Texas facility are reflected as a component of discontinued operations in the consolidated financial statements in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

     In December 2003, the Ticona segment completed the sale of its nylon business line to BASF. Ticona received cash proceeds of $10 million and recorded a gain of $3 million.

     In 2003, Celanese recorded $1 million in losses from operations of discontinued operations related to the acrylates and nylon business divestitures. In 2003, Celanese also recorded adjustments related to prior year discontinued operations representing a gain of $4 million.

     In December 2002, Celanese completed the sale of Trespaphan, its global oriented polypropylene ("OPP") film business, to a consortium consisting of Dor-Moplefan Group and Bain Capital, Inc. for a value of $214 million. Net of the purchase price adjustments of $19 million and the repayment of $80 million in intercompany debt that Trespaphan owed Celanese, Celanese received net proceeds of $115 million. Trespaphan was formerly part of Celanese's Performance Products segment.

     During 2002, Celanese sold its global allylamines and U.S. alkylamines businesses to U.S. Amines Ltd. These businesses were part of Celanese's former Chemical Intermediates segment.

     In 2002, Celanese received net proceeds of $106 million and recorded a pre-tax gain of $14 million on the disposal of discontinued operations relating to these divestitures. Pre-tax earnings from operations of discontinued operations in 2002 were $1 million. Celanese recognized a tax benefit of $40 million for discontinued operations, which includes a tax benefit associated with a tax deductible writedown of the tax basis for Trespaphan's subsidiary in Germany relating to tax years ended December 31, 2001 and 2000. Since this tax benefit related to an entity solely engaged in a business designated as discontinued operations, this tax benefit has been correspondingly included in earnings (loss) from discontinued operations.

     In 2001, Celanese completed the sale of NADIR Filtration GmbH, formerly Celgard GmbH, and received minimal proceeds from this sale and recorded a $2 million pre-tax gain on disposal of discontinued operations. Celanese recorded an additional pre-tax gain in 2001 of $11 million on disposal of discontinued operations related to a business divested in 2000. Additionally, Celanese recognized a tax expense of $5 million for discontinued operations.

     The following table summarizes the results of the discontinued operations for the years ended December 31, 2003, 2002 and 2001.

                                                                                                 OPERATING
                                                                  SALES                        PROFIT (LOSS)
                                                         ------------------------   ------------------------------------
                                                          2003     2002     2001      2003         2002          2001
                                                         ------   ------   ------   --------   -----------   -----------
                                                                                  (IN MILLIONS)
Discontinued operations of Chemical Products .........    $236     $246     $300      $ (1)       $ (52)        $ (81)
Discontinued operations of Performance
 Products ............................................      --      257      252        --           10            (5)
Discontinued operations of Ticona ....................      45       57       60        --           (1)           (3)
                                                          ----     ----     ----      ----        -----         -----
Total discontinued operations ........................    $281     $560     $612      $ (1)       $ (43)        $ (89)
                                                          ====     ====     ====      ====        =====         =====

Cumulative Effect of Changes in Accounting Principles

     Celanese recorded $1 million in a cumulative effect of changes in accounting principles, net of tax, on January 1, 2003, related to the adoption of SFAS 143. Celanese recognized transition amounts for existing asset retirement obligation liabilities, associated capitalized costs and accumulated depreciation. The ongoing expense on an annual basis resulting from the initial adoption of SFAS No. 143 is not material.

     In 2002, Celanese recorded income of $18 million for the cumulative effect of two changes in accounting principles, net of tax of $5 million. The adoption of SFAS No. 142, Goodwill and Other Intangible Assets, in 2002 resulted in income of $9 million ($0.18 per share), as it required unamortized negative goodwill (excess of fair value over cost) on the balance sheet to be written off immediately and classified as a cumulative effect of change in accounting principle in the consolidated statement of operations. Additionally, in 2002 Celanese changed the actuarial measurement date for its U.S. pension and other postretirement benefit plans from September 30 to December 31. As this change was accounted for as a change in accounting principle, a cumulative effect adjustment of income of $9 million ($0.18 per share), net of taxes of $5 million, was recorded in 2002.

Net Earnings

     As a result of the factors mentioned above, the net earnings of Celanese decreased by $34 million to net earnings of $147 million in 2003 compared to $181 million in 2002.

SUMMARY BY BUSINESS SEGMENT -- 2002 COMPARED WITH 2001

Chemical Products

     Net sales for Chemical Products decreased (-4%) to $2,419 million in 2002 from $2,522 million in 2001 primarily due to lower pricing (-10%), partially offset by higher volumes (+4%) and favorable currency effects (+2%). Selling prices for major products decreased in 2002, following the decline in raw material costs, particularly natural gas, ethylene, and propylene. Although overall selling prices were lower, acetyl pricing rose steadily throughout 2002, as a result of higher demand, temporarily tight supply conditions and a sequential quarterly increase in raw material costs. Increased demand as well as temporary supply-demand imbalances resulted in higher volumes for vinyl acetate monomer in the United States and Asia, and for acetic acid and polyvinyl alcohol, primarily in Asia.

     Chemical Products recorded income of $2 million of special charges in 2002 compared to expense of $377 million in 2001. Special charges in 2002 include employee severance costs associated with cost savings initiatives at production sites, offset by favorable adjustments to restructuring reserves recorded in 2001, due to lower than expected severance and other closure costs. The 2001 special charges resulted from the impairment of goodwill and fixed assets, as well as from 2001 restructuring initiatives.

     Of the $377 million in special charges in 2001, $218 million related to goodwill impairments, $123 million to 2001 restructuring initiatives, and $54 million to fixed asset impairments. These charges were offset by a $13 million favorable adjustment to prior year restructuring activities and in recoveries of $5 million from third party site partners. The $218 million goodwill impairment resulted primarily from the deterioration in the outlook of the acrylates and oxo products businesses. The $123 million in restructuring initiatives included $70 million for the shutdown of the acetic acid, pentaerythritol, and vinyl acetate monomer units in Edmonton, Alberta, and $53 million relating primarily to employee severance costs at plant and administrative sites as well as closure costs associated with a research and development center in the United States. The closure of the research and development center resulted from the decision to relocate these functions to production sites. The $54 million fixed asset impairment was associated with the reassessment in the expected long-term value of the acetyl derivatives and polyol business lines.

     Operating profit for Chemical Products of $171 million in 2002 improved from an operating loss of $330 million. This improvement was primarily due to lower special charges. Operating profit also benefited from productivity improvements and cost savings from restructuring initiatives. Acetyl and acetyl derivative and polyol business lines benefited from higher sales volumes and selling prices increasing at a greater rate than raw material costs. Lower amortization expense of $45 million resulting from the adoption of SFAS No. 142 also had a positive effect in 2002. Operating profit in 2001 benefited from a $34 million non-recurring compensation payment associated with operational problems experienced by the carbon monoxide supplier to Celanese's Singapore facility from July 2000 through May 2001. The carbon monoxide supplier experienced operational difficulties in the third quarter 2002, which were corrected during the fourth quarter and had minimal impact on full year 2002 operating results due to insurance recoveries.

     At the end of 2002, Celanese completed the acquisition of the European emulsions businesses of Clariant. Beginning in 2003, the businesses were integrated into the Chemical Products segment.

Acetate Products

     Net sales for the Acetate Products segment decreased by 7% to $632 million in 2002 from $682 million in 2001 due to lower sales volumes in 2002. Average pricing for acetate was stable in 2002 as higher tow prices offset lower filament pricing. Volumes declined mainly due to lower demand for acetate filament from the U.S. and European textile industries and ongoing fiber substitution. Volumes of acetate flake, a primary raw material in acetate filament and tow production, also decreased due to lower merchant sales. Tow volumes were slightly lower in 2002 mainly due to reduced volumes in North America and Europe, partially offset by improvements in other regions.

     The Acetate Products segment recorded no special charges in 2002 compared to $44 million in 2001. The charges in 2001 resulted from the costs associated with the closure of acetate filament operations in Rock Hill, South Carolina and Lanaken, Belgium as well as costs incurred for with the relocation of filament operations within the United States. Additional special charges were incurred in connection with employee severance costs associated with a production facility in Mexico.

     The Acetate Products segment recorded an operating profit of $29 million in 2002, compared to an operating loss of $24 million in 2001. Operating profit in 2002 benefited from the absence of special charges and a $9 million decrease in amortization expense resulting from the implementation of SFAS No. 142. Cost reductions from the Forward program and other productivity initiatives partially offset the effects of lower sales volumes.

Technical Polymers Ticona

     Net sales for the Ticona segment increased by 4% to $656 million in 2002 from $632 million in 2001 as the result of higher volumes (+5%) and favorable currency movements (+2%), which were offset by lower selling prices (-3%). Volumes increased mainly in polyacetal, reflecting some improvement in demand from the automotive and other end-use industries, especially in Europe. Volumes also improved in ultra-high molecular weight polyethylene, but declined or were flat in other product lines. Average selling prices declined for most product lines, primarily polyacetal. Polyacetal standard-grade pricing was reduced in response to competitive pressure, mainly from Asian suppliers.

     In special charges, the Ticona segment had expense of $6 million in 2002 compared to income of $8 million in 2001. The 2002 expense resulted from restructuring costs associated with the consolidation of manufacturing operations in Europe and the United States. The favorable adjustment in 2001 was primarily due to higher than expected insurance reimbursements associated with the plumbing cases, which were largely offset by restructuring expenses for employee severance costs in the United States and Europe. These 2001 restructuring initiatives were taken to streamline administrative and operational functions under Celanese's Forward initiative.

     The Ticona segment recorded an operating profit of $26 million in 2002 compared to an operating loss of $6 million in 2001. The major factors contributing to the earnings improvement were reduced raw material costs and increased sales volumes. Operating results in 2002 also benefited from $20 million of lower amortization expense due to the adoption of SFAS No. 142. These improvements were partially offset by costs for maintenance shutdowns and startup costs related to expansions, as well as the higher special charges noted above. The Ticona segment continued to incur market development costs for cyclo-olefin copolymers in 2002.

Performance Products

     Net sales for the Performance Products segment, which consists of the Nutrinova food ingredients business, increased by 6% to $151 million in 2002 from $142 million in 2001 due to increased volumes (+10%) as well as favorable currency movements (+4%), which were largely offset by price decreases (-8%). Increased volumes reflected strong growth of the high intensity sweetener Sunett from new applications in the beverage and confectionary industries in the United States and Europe. Overall pricing declined, mainly in connection with higher Sunett volumes to major customers. In sorbates, pricing pressure from Asian competitors intensified in 2002, mainly in the fourth quarter, due to worldwide overcapacity.

     Operating profit for the Performance Products segment of $45 million in 2002 improved from $39 million in 2001. The increase is mainly a result of higher volumes from new applications in Sunett, increased yields from manufacturing efficiencies and cost reductions, which were mostly offset by lower pricing as noted above.

Other Activities

     Net sales for Other Activities decreased by 31% to $52 million in 2002 from $75 million in 2001. This decline was primarily due to the divestiture of an InfraServ subsidiary during the first quarter of 2002 and the expiration of a number of service contracts and licensing fees at Celanese Ventures GmbH.

     Other Activities recorded $9 million of income in special charges in 2002 compared to a charge of $3 million in 2001. The $9 million income in 2002 relates to a reduction in environmental reserves due to a settlement of obligations associated with former Hoechst entities. The $3 million expense in 2001 primarily consisted of corporate employee severance costs, which were partially offset by a $3 million favorable adjustment related to a net reduction in reserves associated with settlements of environmental indemnification and other obligations associated with former Hoechst entities.

     The operating loss of Other Activities increased to $79 million in 2002 from $65 million in 2001. This was primarily due to an adjustment to loss reserves at the captive insurance companies and the reduction of revenues from Celanese Ventures. This decrease was partially offset by a gain of $9 million on the sale of an InfraServ subsidiary and an increase in income related to adjustments in special charges.

SUMMARY OF CONSOLIDATED RESULTS -- 2002 COMPARED WITH 2001

Net Sales

     Net sales decreased by 3% to $3,836 million in 2002 as compared to $3,970 million in 2001 primarily as a result of lower selling prices despite improved volumes in most segments and favorable currency movements. Decreases in the Chemical Products and Acetate Products segments were only slightly offset by an increase in the Ticona and Performance Products segments.

Cost of Sales

     Cost of sales decreased by 7% to $3,152 million in 2002 compared with $3,378 million in 2001. Cost of sales as a percentage of net sales decreased to 82% in 2002 from 85% in 2001, reflecting lower raw material and energy costs, primarily in the Chemical Products and Ticona segments, and cost reductions from productivity and restructuring initiatives.

Selling, General and Administrative Expenses

     Selling, general and administrative expenses decreased by 9% to $446 million in 2002 from $489 million in 2001 driven largely by a $69 million decline in amortization expense resulting from the implementation of SFAS No.
142. Excluding the effects of this amortization expense, selling, general and administrative expenses as a percentage of sales were relatively flat. Selling, general and administrative expenses were affected by lower third party commission income earned by a purchasing subsidiary of Celanese, and increased selling efforts by the Ticona segment, offset by favorable currency fluctuations and benefits from cost reduction efforts. In 2002 and 2001, Celanese had favorable adjustments of $15 million and $11 million, respectively, relating to reduction in environmental reserves due to favorable trends in environmental remediation.

Research and Development Expenses

     Research and development expenses decreased by 12% to $65 million in 2002 from $74 million in 2001. The reduction resulted primarily from Celanese's strategy to concentrate the research and development efforts at production sites within most businesses. Research and development expenses as a percentage of sales decreased to 1.7% in 2002 from 1.9% in 2001.

Special Charges

     In 2002, Celanese recorded income from special charges of $5 million, which consisted of $14 million of restructuring charges, $10 million of income from favorable adjustments to previously recorded restructuring reserves, $1 million of income from reimbursements from third party site partners related to prior year initiatives and $8 million of income from other special charges. The $14 million of restructuring charges included employee severance costs of $8 million and plant and office closure costs of $6 million.

     Project Focus, initiated in early 2001, set goals to reduce trade working capital, limit capital expenditures and improve earnings before interest, taxes, depreciation and amortization from programs to increase efficiency. Project Forward was announced in August 2001 and initiated additional restructuring and other measures to reduce costs and increase profitability. During 2002, Celanese recorded employee severance charges of $8 million, of which $3 million related to adjustments to the 2001 Forward initiatives and $4 million for streamlining efforts of production facilities in Germany and the United States, and $1 million for employee severance costs in the polyvinyl alcohol business.

     Ticona recorded asset impairments of $4 million in 2002 related to a decision in 2002 to shutdown operations in Telford, United Kingdom in 2003. In addition, with the construction of a new and expanded GUR plant in Bishop, Texas the GUR operations in Bayport Texas, were transferred to a new facility. Decommissioning and demolition costs associated with the Bayport closure were $2 million.

     The $10 million of favorable adjustments of previously recorded restructuring reserves consisted of an $8 million adjustment to the 2001 reserves and a $2 million adjustment to the 2000 reserves. The 2001 adjustment was primarily due to lower than expected personnel and closure costs associated with the streamlining of chemical facilities in the United States, Canada, and Germany. The 2000 adjustment was due to lower than expected demolition costs for the Chemical Products production facility in Knapsack, Germany. The other special charges income of $8 million related to a reduction in reserves associated with settlements of environmental indemnification obligations associated with former Hoechst entities.

     In 2001, Celanese recorded special charges of $416 million, which consisted of $205 million of restructuring charges. These charges were reduced by $7 million of income from reimbursements from third party site partners and forfeited pension plan assets, $17 million of favorable adjustments to restructuring reserves recorded in 2001 and 2000 and $235 million of other special charges.

     The $205 million of additions to the restructuring reserve included employee severance costs primarily of $112 million and plant and office closure costs of $93 million. Employee severance costs consisted primarily of $34 million for the streamlining of chemical production and administrative positions in the United States, Germany and Singapore, $25 million for administrative and production positions at Ticona in the United States and Germany, and $20 million for the restructuring of production and administrative positions in Mexico. In addition, other related severance costs consisted of $7 million for the closure of the acetic acid, pentaerythritol and vinyl acetate monomer units and the elimination of administrative positions in Edmonton, $6 million for the elimination of corporate administrative positions, $5 million resulting from the closure of a chemical research and development center in the United States, $5 million for the shutdown of acetate filament production at Lanaken, Belgium, and $10 million for the shutdown of acetate filament production at Rock Hill, South Carolina.

     The $93 million of additions to the restructuring reserve related to plant and office closures consisting mainly of $66 million for fixed asset impairments, the cancellation of supply contracts, and other required decommissioning and environmental closure costs relating to the closure of the acetic acid, pentaerythritol and vinyl acetate monomer units in Edmonton. Also included in plant and office closure costs were $10 million for fixed asset impairments, contract cancellation and other costs associated with the closure of the chemical research and development center in the United States, $4 million of fixed asset impairments and other closure costs related to the closure of a chemical distribution terminal in the United States, $7 million for fixed asset impairments and shutdown costs at the acetate filament facility in Lanaken, $5 million for equipment shutdown and other decommissioning costs for the acetate filament production facility at Rock Hill and $1 million associated with the cancellation of a lease associated with the closure of an administrative facility in Germany.

     The $17 million of favorable adjustments of previous year restructuring reserves consisted of a $13 million adjustment to the 2000 reserves and a $4 million adjustment to the 1999 reserves. The entire 2000 adjustment was due to lower than expected demolition and decommissioning costs for the Chemical Products production facility in Knapsack, Germany. This adjustment resulted from a third party site partner assuming ownership of an existing facility and its obligations. Of the 1999 adjustment, $2 million related to the reversal of a reserve for closure costs for a parcel of land in Celaya, Mexico, that Celanese donated to the Mexican government, which assumed the remaining liabilities. The 1999 adjustment also included $2 million relating to less than anticipated severance costs for Ticona employees in Germany.

     The other special charges of $235 million consisted of goodwill impairments of $218 million and fixed asset impairments of $27 million, related to the former Chemical Intermediates segment, $16 million of fixed asset impairments related to the former Acetyl Products segment and $5 million for the relocation of acetate filament production assets associated with restructuring initiatives. Also included in other special charges was $28 million of income from the receipt of higher than expected insurance reimbursements linked to the plumbing cases and $3 million of income related to a net reduction in reserves associated with settlements of environmental indemnification and other obligations associated with former Hoechst entities.

Foreign Exchange Gain (Loss)

     Foreign exchange gain (loss) increased to $3 million in 2002 from $1 million in 2001. This change is primarily attributable to the weakening of the Mexican peso against the U.S. dollar as well as the weakening of the U.S. dollar against the euro.

Operating Profit (Loss)

     An operating profit of $192 million was generated in 2002 compared to a loss of $386 million in 2001 primarily due to a decrease in special charges from $416 million in 2001 to income of $5 million in 2002. Also contributing to the profit improvement were lower raw material and energy costs in most segments, cost reductions throughout Celanese and improved volumes. The profit increase was partially offset by the unfavorable effect of lower selling prices. Lower amortization expense of $69 million resulting from the adoption of SFAS No. 142 also had a positive effect in 2002.

Equity in Net Earnings of Affiliates

     Equity in net earnings of affiliates increased to $21 million in 2002 from $12 million in 2001. This increase was partially attributable to an increase in the earnings of Korea Engineering Plastics Co. Ltd. Lower goodwill amortization expense of $5 million due to the adoption of SFAS No. 142 also had a positive effect on 2002 results.

Interest Expense

     Interest expense decreased by 24% to $55 million in 2002 from $72 million in 2001, as a result of lower average financial debt and lower interest rates.

Interest and Other Income, Net

     Interest and other income, net decreased to $45 million in 2002 from $58 million in 2001, mainly due to lower dividend income from Celanese's investments, primarily from Celanese's methanol joint venture in Saudi Arabia, writedown of investments and lower interest income, partially offset by higher transaction gains on foreign currency financing. Additionally, in 2001, Celanese received gross proceeds of $9 million and recorded a gain of $5 million relating to the sale of its ownership interests in InfraServ GmbH & Co. Munchsmunster KG, Hoechst Service Gastronomie GmbH, and Covion Organic Semiconducters GmbH. Investments accounted for under the cost method contributed dividend income of $39 million and $46 million in 2002 and 2001, respectively.

Income Taxes

     In 2002, Celanese recognized income tax expense of $67 million as compared to an income tax benefit of $95 million in 2001. Celanese also recognized in 2002 a $40 million German tax benefit relating to a tax deductible writedown of its investment in Trespaphan GmbH. This tax benefit is attributable to a discontinued business and is therefore reported as part of discontinued operations and is not included in the 2002 income tax provision.

     The effective tax rate for Celanese in 2002 was 33 percent compared to 25 percent in 2001. In comparison to the German statutory rate, the Celanese effective tax rate in 2002 was favorably affected by the utilization of certain net operating loss carryforwards in Germany, the release of certain valuation allowances on prior years' deferred tax assets, unrepatriated low-taxed earnings and a lower effective minimum tax burden in Mexico. The effective tax rate was unfavorably affected in 2002 by distributions of taxable dividends from certain equity investments and the reversal of a tax-deductible writedown in 2000 of a German investment.

     In 2001, Celanese recognized an income tax benefit of $95 million and reported an effective tax rate of 25 percent. In comparison to the German statutory rate, the effective tax rate in 2001 was favorably affected by the full recognition of previously reserved deferred tax assets of a subsidiary in Germany, the utilization of net operating loss carryforwards, offset by non-deductible goodwill amortization and impairment charges.

Cumulative Effect of Changes in Accounting Principles

     Celanese recorded income of $18 million for the cumulative effect of two changes in accounting principles, net of tax of $5 million, in 2002. The adoption of SFAS No. 142 in 2002 resulted in income of $9 million ($0.18 per share), as it required unamortized negative goodwill (excess of fair value over cost) on the balance sheet to be written off immediately and classified as a cumulative effect of change in accounting principle in the consolidated statement of operations. Additionally, in 2002 Celanese changed the actuarial measurement date for its U.S. pension and other postretirement benefit plans from September 30 to December 31. As this change was accounted for as a change in accounting principle, a cumulative effect adjustment of income $9 million ($0.18 per share), net of taxes of $5 million, was recorded in 2002.

Net Earnings (Loss)

     As a result of the factors mentioned above, the net earnings (loss) of Celanese increased to net earnings of $181 million in 2002 from a net loss of $345 million in 2001.

LIQUIDITY AND CAPITAL RESOURCES -- CELANESE

 CASH FLOWS -- QUARTERLY RESULTS

Net Cash Provided by Operating Activities

     Cash flow used in operating activities increased by $129 million for the first quarter of 2004 compared to the same period in 2003. This increase primarily represents the payment of a $95 million obligation to a third party as well as payments of $47 million associated with the exercising of stock appreciation rights. These factors were partly offset by a decline in payments associated with bonus, restructuring and income taxes. The hedging of foreign currency net receivables, primarily intercompany, resulted in a $25 million loss, which partially offset gains from favorable currency effects of $29 million. Due to the timing of contract settlements, currency hedging contracts resulted in a $4 million cash inflow in 2004 compared to $73 million in 2003.


Net Cash Used in Investing Activities

     Net cash provided by investing activities was $96 million for the first quarter of 2004 compared to cash used of $45 million for the same period in 2003. The increased cash inflow of $141 million primarily resulted from the receipt of $139 million associated with the sale of the acrylates business as well as greater net proceeds of $9 million from the sale of marketable securities. Partially offsetting these cash increases were $6 million in lower proceeds on sales of assets.

Net Cash Provided By/Used in Financing Activities

     Net cash used in financing activities was $43 million in the first quarter of 2004 compared to $25 million for the same period in 2003. The increase in cash used by financing activities in 2004 primarily reflects $28 million of higher net payments of debt, partly offset by the $10 million purchase of treasury stock in the first quarter of 2003.

 CASH FLOWS -- ANNUAL RESULTS

Net Cash Provided by Operating Activities

     Net cash provided by operating activities was $401 million, $363 million, and $462 million for the years ended December 31, 2003, 2002 and 2001, respectively.

     Net cash provided by operating activities increased by $38 million to $401 million in 2003 as compared to 2002 primarily due to insurance recoveries of $120 million, plus interest, offset by higher net taxes paid of $143 million and lower dividends from equity investments of $41 million. In addition, higher contributions were made to Celanese's U.S. qualified defined benefit pension plan of $130 million in 2003 compared to $100 million in 2002. The hedging activity of foreign currency denominated intercompany net receivables served to partially offset unfavorable currency effects on net earnings of $155 million and resulted in a $180 million cash inflow in 2003 compared to $95 million in 2002 due to the timing of settlements of these contracts.

     The decrease in net cash provided by operating activities of $99 million in 2002 as compared to 2001 is primarily due to changes in cash generated by trade working capital. In 2002, trade working capital increased slightly due to an increase in trade receivables resulting from higher sales in the fourth quarter of 2002 as compared to the fourth quarter in 2001, which was partially offset by lower inventory and increased trade accounts payable. In 2001, cash generated by trade working capital improvements related to the Project Focus initiatives was $265 million. Partially offsetting this trade working capital effect was a reduction in the cash outflow for special charges of $27 million, a lower pension contribution to Celanese's U.S. qualified defined benefit pension plan of $100 million in 2002 compared to $142 million in 2001 and an increase in dividends from equity investments of $46 million.


Net Cash Used in Investing Activities

     Net cash used in investing activities was $275 million, $139 million and $105 million for the years ended December 31, 2003, 2002 and 2001, respectively.

     The increase in cash outflows of $136 million in 2003 compared to 2002 is mainly due to lower proceeds from disposal of discontinued operations of $196 million and the receipt of $39 million in returns of capital from investments in non-consolidated InfraServ companies in 2002. This increase in cash outflow for 2003 was partially offset by a $131 million cash outflow for the 2002 purchase of the net assets of the emulsions businesses. Additionally, net cash outflows increased by $41 million related to higher net purchases of marketable securities.

     Capital expenditures increased by $8 million to $211 million in 2003, primarily due to foreign currency effects. Spending in 2003 primarily related to the completion of a production facility for synthesis gas, a primary raw material at the Oberhausen site in Germany, major replacements of equipment, capacity expansions, major investments to reduce future operating costs, environmental, health and safety initiatives and the integration of a Company-wide SAP platform. The spending in 2002 included the start of construction of the synthesis gas production facility at the Oberhausen site. In addition, major projects included the completion of the new GUR plant at the Bishop, Texas, facility and the capacity expansion for Vectra at Shelby, North Carolina. The Vectra expansion was built to supply the projected long-term demand of the telecommunications industry and to develop and grow emerging markets.

     The increase in cash outflows of $34 million in 2002 compared to 2001 is mainly due to a $131 million cash outflow for the fourth quarter purchase of the net assets of the emulsions businesses. Additionally, a net outflow of $22 million for the purchase of marketable securities in 2002 compared to a net inflow of $45 million on the sale of marketable securities in 2001 and an outflow of $25 million related to a long-term raw material supply contract increased the cash used compared to the prior year. Partially offsetting these effects were $206 million in proceeds from the disposal of discontinued operations in 2002 as compared to $34 million in 2001 and $39 million in distributions from investments in InfraServ companies.

     Capital expenditures on property, plant and equipment increased by $12 million to $203 million in 2002, compared to $191 million in 2001. The spending in 2002 included the start of construction on a new production facility for synthesis gas, a primary raw material at the Oberhausen site in Germany. In addition, major projects included the completion of the new GUR plant at the Bishop, Texas, facility and the capacity expansion for Vectra at Shelby, North Carolina. The Vectra expansion was needed to supply the projected long-term demand of the telecommunications industry and to develop and grow emerging markets.

Net Cash Provided By/Used in Financing Activities

     Net cash used in financing activities was $108 million, $150 million and $337 million for the years ended December 31, 2003, 2002 and 2001, respectively.

     Net cash used in financing activities declined by $42 million to an outflow of $108 million in 2003 compared to 2002. This decrease is primarily related to lower net payments of short-term borrowings of $121 million, offset by net payments of long-term debt in 2003 of $48 million. In addition, in 2003, Celanese paid a cash dividend of $25 million, $0.48 per share, and repurchased 749,848 of its shares, to be held in treasury, for approximately $15 million.

     Net cash used in financing activities in 2002 was primarily due to net debt repayments aggregating $144 million. In addition, Celanese repurchased 284,798 of its shares, to be held in treasury, for approximately $6 million.

     Net cash used in financing activities amounted to $337 million in 2001. The net cash used in financing activities in 2001 was primarily due to net debt repayments aggregating $319 million. In addition, Celanese paid a cash dividend of $18 million, $0.35 per share, in 2001.

 LIQUIDITY

     Cash generated from operating activities in 2003 was primarily used to repay debt and to fund capital expenditures. Cash generated from operating activities in 2003 reflects a contribution of $130 million into the U.S. qualified defined benefit pension plan obligations. In addition, net current assets (defined as total current assets, less total current liabilities), excluding assets and liabilities of discontinued operations, increased to a net current asset position of $153 million in 2003 from a net current liability position of $2 million in 2002.

      As of December 31, 2003, Celanese had $637 million of total debt, of which $148 million is due in 2004. Celanese expects that its primary source of liquidity for 2004 will be cash from operations. During 2003, Celanese extended the maturity of $150 million of debt, previously due in 2005 to 2008. In addition, Celanese arranged for a new $100 million credit facility expiring in 2008. Celanese also reduced a credit facility from $189 million to $164 million, while extending the expiration from 2003 to 2008. In the event of a significant decrease in customer demand for Celanese's products, coupled with prolonged unfavorable industry conditions, cash generated from operations could be materially reduced. If necessary, Celanese has unused credit facilities available to fund its cash flow needs (as discussed below under "--Short-term and Long-term Borrowings"). In addition, though Celanese has in place an asset securitization program which allows participating operating subsidiaries to sell up to $120 million of eligible U.S. trade receivables, through a consolidated special-purpose entity, as long as the performance of the receivable portfolio meets certain ratios and Celanese maintains an investment grade debt rating it currently does not have the ability to sell trade receivables under the program. As of December 31, 2003, Celanese was in compliance with the required ratios under the program. There were no outstanding sales of receivables under this program as of December 31, 2003.

      In connection with the tender offer, CAC became a party to credit facilities whereby substantially all of the assets of CAC and its U.S. subsidiaries, as well as 65% of the shares of foreign subsidiaries directly owned by CAC are pledged and/or mortgaged as collateral to third party lenders. CAC and its U.S. subsidiaries have access to approximately $608 million under these credit facilities. CAC also borrowed $161 million from BCP Caylux, at a variable rate, and repaid $175 million of Celanese's variable rate debt, scheduled to mature in 2005 and 2008. Celanese cancelled its committed commercial paper backup facilities and revolving credit lines and will be required to replace $72 million of existing letters of credit by June 30, 2004. Currently, Celanese does not have the ability to sell trade receivables into the receivable securitization program.

     As of December 31, 2003, Celanese had 3.1 million stock appreciation rights outstanding. There were 2.1 million stock appreciation rights exercised during 2003. The stock appreciation rights exercised resulted in total payments of $25 million, of which $18 million was paid in 2003. BCP may offer to settle outstanding stock appreciation rights and up to 1.2 million of outstanding options to purchase shares of Celanese held by present and former Celanese employees in consideration for a cash payment.

      Celanese had entered into change in control agreements with certain non-executive employees of Celanese. The occurrence of the tender offer resulted in a change in control under these agreements. As a result, if any of such employees are terminated, under certain circumstances, each such individual will be entitled to a severance payment equal to 150-200% of the sum of such individual's base salary and target bonus as well as some additional benefits.

     Based on Celanese's current financial situation and current industry conditions, Celanese believes the funding available from operations, and from its credit facilities will be sufficient to satisfy its capital expenditures, investments and working capital requirements for the foreseeable future.

     At December 31, 2003, Celanese had fixed contractual cash obligations as follows:

                                                             LESS THAN 1      1-3       4-5      AFTER 5
FIXED CONTRACTUAL CASH OBLIGATIONS                TOTAL          YEAR        YEARS     YEARS      YEARS
---------------------------------------------   ---------   -------------   -------   -------   --------
                                                                     (IN MILLIONS)
Total Debt ..................................    $  637          $148        $ 65      $163       $261
 of which Capital Lease Obligations and Other
   Secured Borrowings .......................        53             8          38         3          4
Operating Leases ............................       208            48          66        45         49
Unconditional Purchase Obligations ..........     1,015           242         178       109        486
Other Contractual Obligations ...............        45            40           4         1         --
                                                 ------          ----        ----      ----       ----
 Fixed Contractual Cash Obligations .........    $1,905          $478        $313      $318       $796
                                                 ======          ====        ====      ====       ====

     Unconditional Purchase Obligations include take or pay contracts and fixed price forward contracts. Celanese does not expect to incur any material losses under these contractual arrangements. In addition, these contracts may include variable price components.

     Other Contractual Obligations primarily includes committed capital spending and fines associated with the U.S. antitrust settlement described in
Note 23 to the Consolidated Financial Statements. However, the E99 million ($115 million) fine from the European Commission related to antitrust matters in the sorbates industry has been excluded from Other Contractual Obligations pending an appeal.

     At December 31, 2003, Celanese had contractual guarantees and commitments as follows:

                                                                         EXPIRATION PER PERIOD
                                                              --------------------------------------------
                                                               LESS THAN 1      1-3       4-5      AFTER 5
CONTRACTUAL GUARANTEES AND COMMITMENTS               TOTAL         YEAR        YEARS     YEARS      YEARS
-------------------------------------------------   -------   -------------   -------   -------   --------
                                                                        (IN MILLIONS)
Financial Guarantees ............................    $ 62          $  7         $14       $15        $26
Standby Letters of Credit .......................     149           149          --        --         --
                                                     ----          ----         ---       ---        ---
 Contractual Guarantees and Commitments .........    $211          $156         $14       $15        $26
                                                     ====          ====         ===       ===        ===

     Celanese is secondarily liable under a lease agreement pursuant to which Celanese has assigned a direct obligation to a third party. The lease assumed by the third party expires on April 30, 2012. The lease liability for the period from January 1, 2004 to April 30, 2012 is estimated to be approximately $62 million. Standby letters of credit of E118 million ($149 million) at December 31, 2003 are irrevocable obligations of an issuing bank that ensure payment to third parties in the event that certain Celanese subsidiaries fail to perform in accordance with specified contractual obligations. Celanese believes the likelihood is remote that material payments will be required under these agreements.

     For additional commitments and contingences see Note 23 to the Consolidated Financial Statements.

     At December 31, 2003, Celanese had available sources of liquidity, net of amounts used, as follows:

                                                                   EXPIRATION PER PERIOD
                                                        --------------------------------------------
                                                         LESS THAN 1      1-3       4-5      AFTER 5
AVAILABLE SOURCES OF LIQUIDITY                TOTAL          YEAR        YEARS     YEARS      YEARS
-----------------------------------------   ---------   -------------   -------   -------   --------
                                                                 (IN MILLIONS)
Unused Lines of Credit ..................    $1,303          $125        $784      $294       $100
Asset Securitization Program ............       120           120          --        --         --
                                             ------          ----        ----      ----       ----
 Available Sources of Liquidity .........    $1,423          $245        $784      $294       $100
                                             ======          ====        ====      ====       ====

----------
(1) Total committed lines of credit were $1,540 million, of which $237 million were utilized at December 31, 2003 ($0 million for less than 1 year; $25 million for 1-3 years; $151 million for 4-5 years, and $61 million for after 5 years). At December 31, 2003, amounts denominated in U.S. dollars were $795 million $620 million related to total committed lines of credit and unused lines of credit, respectively.

     In addition to the items noted in the tables above, Celanese expects to continue to incur costs for the following significant obligations. Although, Celanese cannot predict with certainty the annual spending for these matters, such matters will affect future cash flows of Celanese.



                                                        2003          2004
                                                       ACTUAL       PROJECTED
OTHER OBLIGATIONS                                     SPENDING      SPENDING
--------------------------------------------------   ----------   ------------
                                                           (IN MILLIONS)
Environmental Matters ............................     $  80        $  108
Pension and Other Benefits .......................       219           219(1)
Special Charges, net .............................        42(2)         45
Plumbing Actions and Sorbates Litigation .........        15(4)         20(3)
                                                       -----        ------
 Other Obligations ...............................     $ 356        $  392
                                                       =====        ======

----------

(1) In connection with the tender offer, BCP has committed to provide for the pre-funding of $463 million of certain Celanese pension obligations, though Celanese may use other sources of funds to pay a portion of such proposed spending.

(2)   Excludes insurance receipts and payments relating to plumbing actions.

(3) Projected payments associated with the sorbates litigation of $6 million for 2004 are included in the "Fixed Contractual Cash Obligations" table above. Spending in 2004 related to the sorbates litigation cannot be reasonably estimated.

(4) Receipts associated with the plumbing actions and sorbates litigation were $125 million, plus interest, in 2003 and are projected to be $55 million in 2004.


 CAPITAL EXPENDITURES

     Celanese's capital expenditures were $44 million in the first quarter of 2004 compared to $41 million in the first quarter of 2003. See page S-6 for supplemental information on capital expenditures by segment for such quarters.

     Celanese's capital expenditures were $211 million in 2003. Capital expenditures primarily related to the completion of a production facility for synthesis gas, a primary raw material at the Oberhausen site in Germany, major replacements of equipment, capacity expansions, major investments to reduce future operating costs, environmental, health and safety initiatives and the integration of a Company-wide SAP platform. Capital expenditures remained below depreciation levels as Celanese continued to make selective capital investments to enhance the market positions of its products.

     Capital expenditures were financed principally with cash from operations. Celanese anticipates spending in 2004 to be approximately $308 million. At December 31, 2003, there were approximately $32 million of outstanding commitments related to capital projects, which are included within the fixed contractual cash obligations table above.


 SHORT-TERM AND LONG-TERM BORROWINGS

     Celanese's debt primarily consisted of bank loans, notes due affiliates, commercial paper, term notes, capital leases and pollution control and industrial revenue bonds. The loans were principally denominated in U.S. dollars and euro. Total debt decreased to $637 million at December 31, 2003 from

$644 million at December 31, 2002. During 2003, Celanese extended the maturity of $150 million (E119 million) of debt, previously due in 2005 to 2008. In addition, Celanese arranged for a new $100 million (E79 million) credit facility expiring in 2008. Celanese also reduced a credit facility from $189 million to $164 million, while extending the expiration from 2003 to 2008. Celanese used the cash generated from operations to repay bank loans and notes with affiliates. Celanese had a $700 million commercial paper program at December 31, 2003. As of December 31, 2003, there were no borrowings under the commercial paper program. Celanese maintained committed backup facilities, revolving credit lines and term loans with several banks aggregating $1,540 million at December 31, 2003; the aggregate unused part thereof amounted to $1,303 million, of which $320 million was available for use as credit backup for Celanese's commercial paper program. These credit backup facilities for the commercial paper program were 364 day facilities, which were subject to renewal annually. Of these credit backup facilities, $200 million of these facilities had terms whereby if amounts are drawn down by the initial 364 day period, the drawn amounts could be extended for an additional 364 days.

     Celanese had outstanding letters of credit amounting to E118 million ($149 million) at December 31, 2003 and December 31, 2002.

     Several non-consolidated affiliates pool their excess cash with Celanese, and the excess cash is loaned to Celanese under a revolving credit agreement. The outstanding payables for these agreements from Celanese to its affiliates of $100 million and $101 million at December 31, 2003 and 2002, respectively, are included within short-term borrowings. Celanese expects to continue these arrangements at a comparable level in 2004, depending on the level of liquidity of the non-consolidated affiliates.

     A number of Celanese's bank loan agreements outstanding had ratio or credit rating covenants. Approximately one-third of total debt outstanding at December 31, 2003 was subject to repayment in the case of a specified downgrade in Celanese's credit rating. At December 31, 2003, Celanese was in compliance with these covenants. In connection with the tender offer, in April 2004, CAC prepaid $175 million of such debt, scheduled to mature in 2005 and 2008.

New Arrangements

    In connection with the tender offer, Caylux and CAC entered into new senior credit facilities under which CAC may borrow under the revolving credit portions thereof. CAC may borrow up to $608 million under the revolving credit facilities to fund its working capital requirements, capital expenditures and other general corporate needs. The revolving credit facilities have a maturity of five years. A portion of the revolving credit facilities may also be made available to certain of Celanese's non U.S. subsidiaries in euros. The revolving credit facilities contain a number of covenants requiring that BCP Crystal Holdings Ltd. 2, parent of Caylux, maintain specified financial ratios on a consolidated basis.

    In connection with borrowing by Caylux under the term loan portion of the new senior credit facilities, Caylux and CAC have entered into an intercompany loan agreement whereby Caylux has agreed to lend the proceeds from any borrowings under its term loan facility to CAC. The intercompany loan agreement contains the same amortization provisions as the senior credit facilities. The interest rate with respect to the loans made under the intercompany loan agreement is the same as the interest rate with respect to the loans under Caylux's term loan facility plus three basis points. Caylux intends to service the indebtedness under its term loan facility with the proceeds of payments made to it by CAC under the intercompany loan agreement. Approximately $61 million of the loans made under the intercompany loan agreement will be used by CAC for liquidity purposes, while the proceeds from remaining loans thereunder must be used to refinance existing debt and to prefund certain pension contributions.

ENVIRONMENTAL MATTERS

     In 2003, Celanese's worldwide expenditures, including expenditures for legal compliance, internal environmental initiatives and remediation of active, orphan, divested and U.S. Superfund sites, were $80 million. Capital project related environmental expenditures in 2003, included in worldwide expenditures, were $10 million. Environmental reserves for remediation matters were $159 million as of December 31, 2003. (See Notes 15 and 17 to the Consolidated Financial Statements.)

     It is anticipated that stringent environmental regulations will continue to be imposed on the chemical industry in general. Although Celanese cannot predict with certainty future environmental expenditures, especially expenditures beyond 2004, management believes that spending will continue at the current year level.

     Due to its industrial history, Celanese has the obligation to remediate specific areas on its active sites as well as on divested, orphan or U.S. Superfund sites. In addition, as part of the demerger agreement with Hoechst, a specified proportion of the responsibility for environmental liabilities from a number of pre-demerger divestitures was transferred to Celanese. Celanese has provided for such obligations when the event of loss is probable and reasonably estimable. Management believes that the environmental costs will not have a material adverse effect on the financial position of Celanese, but they may have a material adverse effect on the results of operations or cash flows in any given accounting period. (See Note 24 to the Consolidated Financial Statements.)

     PENSION AND OTHER BENEFITS

     Celanese's funding policy for pension plans is to accumulate plan assets that, over the long run, will approximate the present value of projected benefit obligations. In 2003 and 2002, Celanese made pension contributions to the U.S. qualified defined benefit pension plan of $130 million and $100 million, respectively. In the first quarter of 2004, Celanese contributed $33 million to the U.S. qualified pension plan. Also in 2003 and 2002, payments to Celanese's other non-qualified plans totaled $24 million and $14 million, respectively. Celanese expects to make aggregate pension contributions and cash payments at similar levels in 2004. Actual contributions in 2005 and future years may vary based on a number of factors including prevailing interest rates, return on plan assets and completion of the tender offer.

     Spending associated with other benefit plans, primarily retiree medical, defined contribution and long-term disability, amounted to $65 million and $61 million in 2003 and 2002, respectively. Celanese expects spending to continue at comparable levels in 2004. (See Note 18 to the Consolidated Financial Statements.)

     In connection with the tender offer, BCP has committed to provide for the pre-funding of $463 million of certain Celanese pension obligations.

     SPECIAL CHARGES

     During 2003, Celanese paid $42 million related to special charges. This amount related to payments associated with employee termination benefits and plant/office closures, primarily recorded in previous years. Celanese projects spending of approximately $45 million in 2004, primarily associated with restructuring initiatives.

     PLUMBING ACTIONS AND SORBATES LITIGATION

     Celanese is involved in a number of legal proceedings and claims incidental to the normal conduct of its business. During 2003, Celanese had net cash inflows of approximately $110 million in connection with the plumbing actions and sorbates litigation. As of December 31, 2003, Celanese had reserves of $213 million for these matters. In addition, Celanese had receivables from insurance companies and Hoechst in connection with the plumbing and sorbates matters of $173 million as of December 31, 2003.

     Although it is impossible at this time to determine with certainty the ultimate outcome of these matters, management believes, based on the advice of legal counsel, that adequate provisions have been made and that the ultimate outcome will not have a material adverse effect on the financial position of Celanese, but could have a material adverse effect on the results of operations or cash flows in any given accounting period. (See Note 23 to the Consolidated Financial Statements.)

TOTAL SHAREHOLDERS' EQUITY

CELANESE

     At December 31, 2003, shareholders' equity amounted to $2,587 million, compared to $2,102 million at December 31, 2002. The increase was primarily attributable to the impact of foreign currency translation adjustments of $307 million, current year net earnings of $147 million and $44 million associated with the indemnification from Hoechst related to the sorbates antitrust matters partially offset by dividends of $25 million.

     At December 31, 2002, shareholders' equity amounted to $2,102 million, compared to $1,947 million at December 31, 2001. The increase was primarily attributable to the impact of foreign currency translation adjustments of $192 million and current year net earnings of $181 million. These increases were partially offset by the recognition of an additional minimum liability adjustment for pensions of $220 million due to pension plan asset valuation losses and a reduction in the discount rate used to calculate pension plan obligations.

     There were 49,321,468 shares outstanding as of March 31, 2004, unchanged from December 31, 2003. As of March 31, 2004, Celanese had 1,143,100 stock options outstanding. Expense associated with stock options was approximately $1 million for the first quarter of 2004.

     BCP intends to exercise its voting rights in the annual shareholders' meeting of Celanese scheduled to take place on June 15, 2004 to prevent, to the extent permitted by law, any dividend on the Celanese Shares for Celanese's fiscal year ended on December 31, 2003 from being resolved upon.

     As of March 31, 2004, Celanese had approximately 100,000 stock appreciation rights outstanding. There were 3.0 million stock appreciation rights exercised during the first quarter of 2004. The stock appreciation rights exercised resulted in total payments of $52 million, of which $12 million was paid in the second quarter of 2004. The right to exercise stock appreciation rights will remain unchanged for a period of six months from the closing of the tender offer on April 27, 2004, regardless of whether the exercise hurdle has been met.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

     Celanese is exposed to market risk through commercial and financial operations. Celanese's market risk consists principally of exposure to currency exchange rates, interest rates and commodity prices. Celanese has in place policies of hedging against changes in currency exchange rates, interest rates and commodity prices as described below. These contracts are accounted for under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities amended by SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities and SFAS No. 148, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. (See Note 19 to the Consolidated Financial Statements.)


 Foreign Exchange Risk Management

     For the purpose of this offering memorandum Celanese's reporting currency is the U.S. Dollar. The legal reporting currency of Celanese continues to be the Euro. Celanese has receivables and payables denominated in currencies other than the functional currencies of the various subsidiaries of Celanese, which create foreign exchange risk. With the introduction of the euro on January 1, 1999, the exposure to exchange rate fluctuations is eliminated in relation to the euro zone countries that have adopted the euro as their common currency, leaving the U.S. dollar, the Euro, Mexican peso, Japanese yen, British pound sterling, and Canadian dollar are the most significant sources of currency risk. Accordingly, Celanese enters into foreign currency forwards and options to minimize its exposure to foreign currency fluctuations. The foreign currency contracts are designated for recognized assets and liabilities and forecasted transactions. The terms of these contracts are generally under one year. Celanese's centralized hedging strategy states that foreign currency denominated receivables or liabilities recorded by the operating entities will be used to hedge the exposure on a consolidated basis. As a result, Celanese's foreign currency forward contracts relating to this centralized strategy did not meet the criteria of SFAS No. 133 to qualify for hedge accounting. Accordingly, these contracts are accounted for as fair value hedges. Celanese recognizes net foreign currency transaction gains or losses on the underlying transactions, which are offset by losses and gains related to foreign currency forward contracts.

     Contracts with notional amounts totaling approximately $765 million and $1,002 million at December 31, 2003 and 2002, respectively, are denominated in U.S. dollars, British pound sterling, Japanese yen, and Canadian dollars. During 2003, Celanese's foreign currency forward contracts, designated as fair value hedges, resulted in a decrease in total assets of $8 million and an increase in total liabilities of $1 million. As of December 31, 2003, these contracts hedged a portion (approximately 85% as of December 31, 2003) of Celanese dollar denominated intercompany net receivables held by euro denominated entities. Related to the unhedged portion, a net loss of approximately $14 million from foreign exchange gains or losses was recorded to interest and other income, net in 2003. During the years ended December 31, 2002 and 2001, Celanese hedged all of its dollar denominated intercompany net receivables held by euro denominated entities. Therefore, there was no material net effect from foreign exchange gains or losses in interest and other income, net. Hedging activities related to intercompany net receivables yielded cash flows from operating activities of approximately $180 million, $95 million and $14 million, in 2003, 2002 and 2001, respectively.

     A substantial portion of Celanese's assets, liabilities, revenues and expenses is denominated in currencies other than U.S. dollar, principally the euro. Fluctuations in the value of these currencies against the U.S. dollar, particularly the value of the euro, can have, and in the past have had, a direct and material impact on Celanese's business and financial results. For example, a decline in the value of the euro versus the U.S. dollar, results in a decline in the U.S. dollar value of Celanese's sales denominated in euros and earnings due to translation effects. Likewise, an increase in the value of the euro versus the U.S. dollar would result in an opposite effect. Celanese estimates that the translation effects of changes in the value of other currencies against the U.S. dollar increased net sales by approximately 5% in 2003 and increased net sales by approximately 2% in 2002. Celanese estimates that the translation effects of changes in the value of other currencies against the U.S. dollar increased total assets by approximately 5% in 2003. Celanese's exposure to transactional effects is further reduced by a high degree of overlap between the currencies in which sales are denominated and the currencies in which the raw material and other costs of goods sold are denominated.

INTEREST RATE RISK MANAGEMENT

     Celanese enters into interest rate swap agreements to reduce the exposure of interest rate risk inherent in Celanese's outstanding debt. Celanese's interest rate derivative policy is to lock in borrowing rates to achieve a desired level of fixed/floating rate debt depending on market conditions. Celanese had open interest rate swaps with a notional amount of $200 million and $300 million at December 31, 2003 and 2002, respectively. Celanese believes its credit risk exposure related to counterparty default on instruments is not material. Celanese recognized net interest expense from hedging activities relating to interest rate swaps of $11 million in 2003 and $12 million in 2002. During 2003, Celanese's interest rate swaps, designated as cash flow hedges, resulted in a decrease in total assets and total liabilities and an increase in shareholders' equity of $4 million, $14 million and $7 million, net of related income tax of $4 million, respectively. During 2003, Celanese recorded a net gain of $2 million in interest and other income, net, for the ineffective portion of the interest rate swaps. During 2003, Celanese recorded a loss of $7 million in interest and other income, net, associated with the early termination of one of its interest rate swaps. During 2002, Celanese's interest rate swaps resulted in an increase in total assets and total liabilities and a decrease in shareholders' equity of $4 million, $17 million and $8 million, net of related income tax of $4 million, respectively. Celanese recorded a net loss of $3 million and $5 million in interest and other income, net for the ineffective portion of the interest rate swaps, during the years ended December 31, 2002 and December 31, 2001, respectively. The amount of losses expected to be reclassified from accumulated other comprehensive income (loss) into earnings within the next twelve months is not currently determinable.

COMMODITY RISK MANAGEMENT

     Celanese's policy allows the purchase of up to 80 percent of its natural gas, butane and methane requirements generally up to 18 months forward using forward purchase or cash-settled swap contracts to manage its exposure to fluctuating feed stock and energy costs. Throughout 2003, Celanese had entered into natural gas forward and cash-settled swap contracts for approximately 50 percent of its natural gas requirements, generally for up to 3 to 6 months forward. The fixed price natural gas forward contracts are principally settled through actual delivery of the physical commodity. The maturities of the cash-settled swap contracts correlate to the actual purchases of the commodity and have the effect of securing predetermined prices for the underlying commodity. Although these contracts are structured to limit Celanese's exposure to increases in commodity prices, they can also limit the potential benefit Celanese might have otherwise received from decreases in commodity prices. These cash-settled swap contracts are accounted for as cash flow hedges. Realized gains and losses on these contracts are included in the cost of the commodity upon settlement of the contract. Celanese recognized losses of $3 million and less than $1 million from natural gas swap as well as butane and methane contracts in 2003 and 2002, respectively. There was no material impact on the balance sheet at December 31, 2003 and December 31, 2002. The effective portion of unrealized gains and losses associated with the cash-settled swap contracts are $0 million and $1 million as of December 31, 2003 and 2002, respectively, are recorded as a component of accumulated other comprehensive income (loss) until the underlying hedged transactions are reported in earnings. Celanese had open swaps with a notional amount of $5 million as of December 31, 2003.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

     Celanese's Consolidated Financial Statements are based on the selection and application of significant accounting policies. The preparation of these financial statements and application of these policies requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. However, Celanese is not currently aware of any reasonably likely events or circumstances that would result in materially different results.

     Celanese's senior management has reviewed these critical accounting policies and estimates with the Finance and Audit Committee of the Supervisory Board.

     Celanese believes the following accounting polices and estimates are critical to understanding the financial reporting risks present in the current economic environment. These matters, and the judgments and uncertainties affecting them, are also essential to understanding Celanese's reported and future operating results. See Note 3 to the Consolidated Financial Statements for a more comprehensive discussion of Celanese's significant accounting policies.


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

Recoverability of Long-Lived Assets

     Celanese's business is capital intensive and has required, and will continue to require, significant investments in property, plant and equipment. At December 31, 2003, the carrying amount of property, plant and equipment was $1,710 million. As discussed in Note 3 to the Consolidated Financial Statements, Celanese assesses the recoverability of property, plant and equipment to be held and used by a comparison of the carrying amount of an asset or group of assets to the future net undiscounted cash flows expected to be generated by the asset or group of assets. If such assets are considered impaired, the impairment recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets.

     Celanese assesses the recoverability of the carrying value of its goodwill and other intangible assets with indefinite useful lives at least annually or whenever events or changes in circumstances indicate that the carrying amount of the asset may not be fully recoverable. Recoverability of goodwill is measured at the reporting unit level based on a two-step approach. First, the carrying amount of the reporting unit is compared to the fair value as estimated by the future net discounted cash flows expected to be generated by the reporting unit. To the extent that the carrying value of the reporting unit exceeds the fair value of the reporting unit, a second step is performed, wherein the reporting unit's assets and liabilities are fair valued. The implied fair value of goodwill is calculated as the fair value of the reporting unit in excess of the fair value of all non-goodwill assets and liabilities allocated to the reporting unit. To the extent that the reporting unit's carrying value of goodwill exceeds its implied fair value, impairment exists and must be recognized.

     During 2003, Celanese performed the annual impairment test of goodwill and determined that there was no impairment.

     A prolonged general economic downturn and, specifically, a continued downturn in the chemical industry as well as other market factors could intensify competitive pricing pressure, create an imbalance of industry supply and demand, or otherwise diminish volumes or profits. Such events, combined with changes in interest rates, could adversely affect Celanese's estimates of future net cash flows to be generated by Celanese's long-lived assets. Consequently, it is possible that Celanese's future operating results could be materially and adversely affected by additional impairment charges related to the recoverability of Celanese's long-lived assets.

Restructuring and Special Charges

     Special charges include provisions for restructuring and other expenses and income incurred outside the normal ongoing course of operations. Restructuring provisions represent costs related to severance and other benefit programs related to major activities undertaken to fundamentally redesign Celanese's operations as well as costs incurred in connection with a decision to exit non-strategic businesses. These measures are based on formal management decisions, establishment of agreements with the employees' representatives or individual agreements with the affected employees as well as the public announcement of the restructuring plan. The related reserves reflect certain estimates, including those pertaining to separation costs, settlements of contractual obligations and other closure costs. Celanese reassesses the reserve requirements to complete each individual plan under Celanese's restructuring program at the end of each reporting period. Actual experience has been and may continue to be different from these estimates. (See Note 25 to the Consolidated Financial Statements.)

Environmental Liabilities

     Celanese manufactures and sells a diverse line of chemical products throughout the world. Accordingly, Celanese's operations are subject to various hazards incidental to the production of industrial chemicals including the use, handling, processing, storage and transportation of hazardous materials. Celanese recognizes losses and accrues liabilities relating to environmental matters if available information indicates that it is probable that a liability has been incurred and the amount of loss is reasonably estimated. If the event of loss is neither probable nor reasonably estimable, but is reasonably possible, Celanese provides appropriate disclosure in the notes to its Consolidated Financial Statements if the contingency is material.

     Total reserves for environmental liabilities were $159 million at December 31, 2003. Measurement of environmental reserves is based on the evaluation of currently available information with respect to each individual site and considers factors such as existing technology, presently enacted laws and regulations and prior experience in remediation of contaminated sites. An environmental reserve related to cleanup of a contaminated site might include, for example, provision for one or more of the following types of costs: site investigation and testing costs, cleanup costs, costs related to soil and water contamination resulting from tank ruptures and post-remediation monitoring costs. These reserves do not take into account any claims or recoveries from insurance. Celanese has no pending insurance claims for any environmental liability that it expects to be material. The measurement of environmental liabilities is based on a range of management's periodic estimate of what it will cost to perform each of the elements of the remediation effort. Celanese uses its best estimate within the range to establish its environmental reserves. Celanese utilizes third parties to assist in the management and the development of its cost estimates for its sites. Changes to environmental regulations or other factors affecting environmental liabilities are reflected in the Consolidated Financial Statements in the period in which they occur. Celanese accrues for legal fees related to litigation matters when the costs associated with defense can be reasonably estimated and are probable to occur. All other fees are expensed as incurred. (See Note 24 to the Consolidated Financial Statements.)

Asset Retirement Obligations

     As of December 31, 2003, Celanese has reserves for asset retirement obligations of $47 million. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred. The liability is measured at the discounted fair value and is adjusted to its present value in subsequent periods as accretion expense is recorded. The corresponding asset retirement costs are capitalized as part of the carrying amount of the related long-lived asset and depreciated over the asset's useful life. Celanese has identified but not recognized asset retirement obligations related to substantially all its existing operating facilities. Examples of these types of obligations include demolition, decommissioning, disposal and restoration activities. Legal obligations exist in connection with the retirement of these assets upon closure of the facilities or abandonment of the existing operations. However, Celanese currently plans on continuing operations at these facilities indefinitely and therefore a reasonable estimate of fair value cannot be determined at this time. In the event Celanese considers plans to abandon or cease operations at these sites, an asset retirement obligation will be reassessed at that time. If certain operating facilities were to close, the related asset retirement obligations could significantly effect Celanese's results of operations and cash flows.

     Celanese is assessing its worldwide acetate production capacity, and it is probable that Celanese will close certain facilities in the latter half of this decade. As a result and in accordance with SFAS No. 143, the Acetate Products segment recorded a charge of $8 million, included within 2003 depreciation expense, related to these potential asset retirement obligations.

Realization of Deferred Tax Assets

     Total net deferred tax assets were $552 million at December 31, 2003. Celanese regularly reviews its deferred tax assets for recoverability and establishes a valuation allowance based on historical taxable income, projected future taxable income, applicable tax strategies, and the expected timing of the reversals of existing temporary differences. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Such evaluations require significant management judgments. Celanese has established valuation allowances primarily for U.S. state net operating losses and federal capital loss carryforwards, German trade income tax loss carryforwards and Mexican net operating loss carryforwards. Based on Celanese's historical and projected pretax earnings, management believes it is more likely than not that Celanese will realize the benefit of the remaining net deferred tax assets existing at December 31, 2003. (See Note 14 to the Consolidated Financial Statements.)

     The completion of the tender offer may have a material adverse effect on Celanese's ability to realize the benefit associated with its U.S. federal net operating loss carryforward deferred tax asset.

Under U.S. tax law, the U.S. federal net operating loss carryforwards may be subject to limitation as a result of the tender offer. Celanese is assessing what effect this limitation would have on the deferred tax assets attributable to these carryforwards.

Benefit Obligations

     Celanese sponsors pension and other postretirement benefit plans covering substantially all employees who meet eligibility requirements. With respect to its U.S. qualified defined benefit pension plan, minimum funding requirements are determined by the Employee Retirement Income Security Act. For the periods presented, Celanese has not been required to contribute under these minimum funding requirements. However, Celanese chose to contribute $130 million, $100 million, and $142 million for the years ended December 31, 2003, 2002 and 2001, respectively. Benefits are generally based on years of service and/or compensation. Various assumptions are used in the calculation of the actuarial valuation of Celanese-sponsored plans. These assumptions include the weighted average discount rate, rates of increase in compensation levels, expected long-term rates of return on plan assets and increases or trends in health care costs. In addition to the above mentioned assumptions, Celanese's actuarial consultants use subjective factors such as withdrawal and mortality rates to estimate the projected benefit obligation. The actuarial assumptions used by Celanese may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants. These differences may result in a significant impact to the amount of pension expense recorded by Celanese in future periods.

     The amounts recognized in the Consolidated Financial Statements related to pension and postretirement benefits are determined on an actuarial basis. A significant assumption used in determining Celanese's pension expense is the expected long-term rate of return on plan assets. In 2003, Celanese assumed an expected long-term rate of return on plan assets of 9.0% for Celanese's U.S. qualified defined benefit pension plan, which represents greater than 90 percent and 80 percent of Celanese's pension plan assets and liabilities, respectively. On average, the actual return on plan assets over the long-term (15 to 20 years) has substantially exceeded 9.0%. In 2003, the plans experienced market related returns as compared to losses in 2002.

     For 2003, Celanese's expected long-term rate of return assumption for Celanese's U.S. plans remained at 9.0%, reflecting the generally expected moderation of long-term rates of return in the financial markets. Celanese estimates a 25 basis point decline in the expected long-term rate of return for Celanese's U.S. qualified defined benefit pension plan to increase pension expense by an estimated $5 million in 2004. Another estimate that affects Celanese's pension and postretirement benefit expense is the discount rate used in the annual actuarial valuations of pension and postretirement benefit plan obligations. At the end of each year, Celanese determines the appropriate discount rate, which represents the interest rate that should be used to determine the present value of future cash flows currently expected to be required to settle the pension and postretirement benefit obligations. The discount rate is generally based on the yield on high-quality corporate fixed-income securities. At December 31, 2003, Celanese lowered its discount rate to 6.25% from 6.75% at December 31, 2002 for Celanese's U.S. plans. Celanese estimates that a 50 basis point decline in the discount rate for Celanese's U.S. pension and postretirement medical plans will increase pension and postretirement benefit expense in 2004 by an estimated $5 million and less than $1 million, respectively, and Celanese's liabilities by approximately $130 million and approximately $13 million, respectively.

     Celanese sponsors other postretirement benefit plans. These plans provide medical and life insurance benefits to retirees who meet minimum age and service requirements. The accrued postretirement benefit cost at December 31, 2003 and 2002, includes $35 million and $39 million, respectively, in accrued expenses and $320 million and $326 million, respectively, in other noncurrent liabilities. The key determinants of the accumulated postretirement benefit obligation ("APBO") are the discount rate and the healthcare cost trend rate. The healthcare cost trend rate has a significant effect on the reported amounts of APBO and related expense. For example, increasing the healthcare cost trend rate by one percentage point in each year would increase the APBO at December 31, 2003, and the 2003 postretirement benefit cost by approximately $1 million and less than $1 million, and decreasing the healthcare cost trend rate by one percentage point in each year would decrease the APBO at

December 31, 2003 and the 2003 postretirement benefit cost by approximately $2 million and less than $1 million, respectively. (See Note 18 to the Consolidated Financial Statements.)

Accounting for Commitments & Contingencies

     Celanese is subject to a number of lawsuits, claims, and investigations, incidental to the normal conduct of its business, relating to and including product liability, patent and intellectual property, commercial, contract, antitrust, and employment matters, which are handled and defended in the ordinary course of business. (See Note 23 to the Consolidated Financial Statements.) Celanese routinely assesses the likelihood of any adverse judgments or outcomes to these matters as well as ranges of probable and reasonably estimable losses. Reasonable estimates involve judgments made by management after considering a broad range of information including: notifications, demands, settlements which have been received from a regulatory authority or private party, estimates performed by independent companies and outside counsel, available facts, identification of other potentially responsible parties and their ability to contribute, as well as prior experience. A determination of the amount of loss contingency required, if any, is assessed in accordance with SFAS No. 5 "Contingencies and Commitments" and recorded if probable and estimable after careful analysis of each individual matter. The required reserves may change in the future due to new developments in each matter and as additional information becomes available.

     CNA Holdings, Inc. ("CNA Holdings"), a U.S. subsidiary of Celanese, which includes the U.S. business now conducted by Ticona, along with Shell Chemical Company ("Shell") and E. I. du Pont de Nemours ("DuPont"), among others, have been the defendants in a series of lawsuits, alleging that plastics manufactured by these companies that were utilized in the production of plumbing systems for residential property were defective or caused such plumbing systems to fail. CNA Holdings has accrued its best estimate of its share of the plumbing actions. At December 31, 2003, Celanese had accruals of $76 million for this matter, of which $14 million is included in current liabilities. Management believes that the plumbing actions are adequately provided for in the Consolidated Financial Statements. However, if Celanese were to incur an additional charge for this matter, such a charge would not be expected to have a material adverse effect on the financial position, but may have a material adverse effect on the results of operations or cash flows of Celanese in any given accounting period. Celanese has recorded receivables relating to the anticipated recoveries from third party insurance carriers relating to this product liability matter. These receivables are based on the probability of collection, an opinion of external counsel, the settlement agreements reached with a majority of Celanese's insurance carriers whose coverage level exceeds the receivables and the status of current discussions with other insurance carriers. As of December 31, 2003, Celanese had recorded $63 million in outstanding insurance claim receivables. Collectability could vary depending on the financial status of the insurance carriers. In 2003, Celanese recorded income from special charges of $107 million and interest income of $20 million, related to settlements from insurers in excess of the recorded receivable amounts. (See Note 23 to the Consolidated Financial Statements.)

     Nutrinova Inc., a U.S. subsidiary of Nutrinova Nutrition Specialties & Food Ingredients GmbH, a wholly-owned subsidiary of Celanese, is party to various legal proceedings in the United States, Canada and Europe alleging Nutrinova Inc. engaged in unlawful, anticompetitive behavior which affected the sorbates markets while it was a wholly-owned subsidiary of Hoechst. In accordance with the demerger agreement between Hoechst and Celanese, which became effective October 1999, Celanese, the successor to Hoechst's sorbates business, was assigned the obligation related to these matters. However, Hoechst agreed to indemnify Celanese for 80 percent of payments for such obligations. Expenses related to this matter are recorded gross of any such recoveries from Hoechst while the recoveries from Hoechst, which represents 80 percent of such expenses, are recorded directly to shareholders' equity, net of tax, as a contribution of capital.

     Based on the advice of external counsel and a review of the existing facts and circumstances relating to the sorbates matter, including the status of governmental investigations, as well as civil claims filed and settled, Celanese has remaining accruals of $137 million of which $115 million relates to the decision by the European Commission. This amount is included in current liabilities at December 31, 2003 for the estimated loss relative to this matter. Although the outcome of this matter cannot be predicted with certainty, management's best estimate of the range of possible additional future losses and fines, including any that may result from governmental proceedings, as of December 31, 2003 is between $0 and $8 million. The estimated range of such possible future losses is management's best estimate based on the advice of external counsel taking into consideration potential fines and claims, both civil and criminal, that may be imposed or made in other jurisdictions. At December 31, 2003, Celanese has receivables, recorded within current assets, relating to the sorbates indemnification from Hoechst of $110 million. (See Note 23 to the Consolidated Financial Statements.)

Captive Insurance Companies

     Celanese consolidates two wholly owned insurance companies (the "Captives"). The Captives are a key component of Celanese's global risk management program as well as a form of self-insurance for property, liability and workers compensation risks. The Captives issue insurance policies to Celanese subsidiaries to provide consistent coverage amid fluctuating costs in the insurance market and to lower long-term insurance costs by avoiding or reducing commercial carrier overhead and regulatory fees. The Captives issue insurance policies and coordinate claims handling services with third party service providers. They retain risk at levels approved by the Board of Management and obtain reinsurance coverage from third parties to limit the net risk retained. One of the Captives also insures certain third party risks.

     The assets of the Captives consist primarily of marketable securities and reinsurance receivables. Marketable securities values are based on quoted market prices or dealer quotes. The carrying value of the amounts recoverable under the reinsurance agreements approximate fair value due to the short-term nature of these items.

     The liabilities recorded by the Captives relate to the estimated risk of loss recorded by the Captives, which is based on management estimates and actuarial valuations, and unearned premiums, which represent the portion of the premiums written applicable to the terms of the policies in force. The establishment of the provision for outstanding losses is based upon known facts and interpretation of circumstances influenced by a variety of factors. In establishing a provision, management considers facts currently known and the current state of laws and litigation where applicable. Liabilities are recognized for known claims when sufficient information has been developed to indicate involvement of a specific policy and management can reasonably estimate their liability. In addition, liabilities have been established to cover additional exposure on both known and unasserted claims. Estimates of the liabilities are reviewed and updated regularly. It is possible that actual results could differ significantly from the recorded liabilities.

     The Captives use reinsurance arrangements to reduce their risk of loss. Reinsurance arrangements however do not relieve the Captives from their obligations to policyholders. Failure of the reinsurers to honor their obligations could result in losses to the Captives. The Captives evaluate the financial condition of their reinsurers and monitor concentrations of credit risk to minimize their exposure to significant losses from reinsurer insolvencies and establish allowances for amounts deemed non-collectable.

     Premiums written are recognized based on the terms of the policies. Capitalization of the Captives is determined by regulatory guidelines.

OUTLOOK

      At March 31, 2004, Celanese is seeing signs of recovery in many of the markets it serves, as volumes in most of its business segments have continued to increase since the start of the year. Celanese remains cautious, however, on the sustainability of this pick up in demand, given the lack of visibility concerning order patterns later in the year.

      Celanese expects that raw material costs, especially those for natural gas, will remain at high levels in the second quarter of 2004. In this environment, Celanese is renewing its efforts to increase prices, enhance productivity and reduce costs.

      Given these factors, Celanese continues to expect that its operating profit in the first half of this year will be lower than the operating profit in the same period last year when substantial insurance recoveries were recorded. Absent the effect of these insurance recoveries, operating profit is likely to be comparable to that of a year ago.

     Forward-Looking Statements May Prove Inaccurate

      This document contains certain forward-looking statements and information relating to Celanese that are based on the beliefs of its management as well as assumptions made by and information currently available to Celanese. These statements include, but are not limited to, statements about Celanese's strategies, plans, objectives, expectations, intentions, expenditures, and assumptions and other statements contained in this Annual Report that are not historical facts. When used in this document, words such as "anticipate," "believe," "estimate," "expect," "intend," "plan" and "project" and similar expressions, as they relate to Celanese or its management, are intended to identify forward-looking statements. These statements reflect the current views of Celanese with respect to future events, are not guarantees of future performance and involve risks and uncertainties that are difficult to predict. Further, certain forward-looking statements are based upon assumptions as to future events that may not prove to be accurate.

      Many factors could cause the actual results, performance or achievements of Celanese to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. These factors include, among other things:

o changes in general economic, business, political and regulatory conditions in the countries or regions in which Celanese operates;

o the length and depth of product and industry business cycles particularly in the automotive, electrical, electronics, construction and textile industries;

o changes in the price and availability of raw materials, particularly changes in the demand for, supply of, and market prices of fuel oil, natural gas, coal, wood pulp, electricity and petrochemicals such as ethylene, propylene and butane, including changes in production quotas in OPEC countries and the deregulation of the natural gas transmission industry in Europe;

o the ability to pass increases in raw material prices on to customers or otherwise improve margins through price increases;

o the ability to maintain plant utilization rates and to implement planned capacity additions and expansions;

o the ability to reduce production costs and improve productivity by implementing technological improvements to existing plants;

o the existence of temporary industry surplus production capacity resulting from the integration and start-up of new world-scale plants;

o increased price competition and the introduction of competing products by other companies

o the ability to develop, introduce and market innovative products, product grades and applications, particularly in the Technical Polymers Ticona and Performance Products segments;

o changes in the degree of patent and other legal protection afforded to Celanese's products;

o compliance costs and potential disruption or interruption of production due to accidents or other unforeseen events or delays in construction of facilities;

o potential liability for remedial actions under existing or future environmental regulations;

o potential liability resulting from pending or future litigation, or from changes in the laws, regulations or policies of governments or other governmental activities in the countries in which Celanese operates;

o     changes in currency exchange rates and interest rates;

o changes in the composition or restructuring of Celanese and the successful completion of acquisitions, divestitures and joint venture activities, including the completion of the BCP tender offer; and

o     various other factors, both referenced and not referenced in this Annual
      Report.

      Many of these factors are macroeconomic in nature and are, therefore, beyond the control of Celanese's management. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, the actual results, performance or achievements of Celanese may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. Celanese does not intend, and does not assume any obligation, to update these forward-looking statements, which speak only as of their dates.